     As filed with the Securities and Exchange Commission on April 30, 2001

                                                              File No. 333-46414
                                                              File No. 811-08963

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        [ ]

                          Pre-Effective Amendment No. 2                     [X]

                          Post-Effective Amendment No.                      [ ]

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [ ]

                                 Amendment No. 9                            [X]


                      TIAA-CREF Life Separate Account VA-1
                           (Exact Name of Registrant)

                        TIAA-CREF Life Insurance Company
                               (Name of Depositor)

                                730 Third Avenue
                            New York, New York 10017
                                 (800) 842-2733
    (Address and Telephone Number of Depositor's Principal Executive Offices)

                                 Lisa Snow, Esq.
                        TIAA-CREF Life Insurance Company
                                730 Third Avenue
                            New York, New York 10017
               (Name and Address of Agent for Service of Process)

                                    Copy to:
                              Steven B. Boehm, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D. C. 20004-2415

                  Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of this registration statement.

                      Title of Securities Being Registered:
 Separate account interests issued through Individual Variable Annuity Contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Prospectus
TIAA-CREF Life Single Premium Immediate Annuities



SINGLE PREMIUM IMMEDIATE VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1 OF TIAA-CREF LIFE INSURANCE COMPANY

MAY 1, 2001

This prospectus describes information you should know before investing in the single premium immediate variable annuity contracts (SPIAs) offered by TIAA-CREF Life Insurance Company (TIAA-CREF Life) and funded through the TIAA-CREF Life Separate Account VA-1 (the separate account). Before you invest, please read this prospectus carefully, along with the accompanying fund prospectus, and keep it for future reference.

The contracts are designed to provide you with a stream of income for the life of the named annuitant(s) or for a specified period of time you select. You can choose a combination of fixed and variable annuity payments by allocating your single premium to a TIAA-CREF Life fixed account or to one or more of the following five separate account variable investment accounts:
     - Growth Equity
     - Growth & Income
     - International Equity
     - Stock Index
     - Social Choice Equity

As with all variable annuities, your variable annuity payments will increase or decrease, depending on how well the investment account's underlying mutual fund investment performs over time. TIAA-CREF Life doesn't guarantee the investment performance of the funds or the investment accounts, and you bear the entire investment risk.

More information about the separate account and the contracts is on file with the Securities and Exchange Commission (SEC) in a "Statement of Additional Information" (SAI) dated May 1, 2001. You can receive a free SAI by writing us at TIAA-CREF Life, 730 Third Avenue, New York, New York 10017-3206 (attention:
Central Services), or by calling 800 842-2733, extension 5509. The SAI is "incorporated by reference" into the prospectus; that means it's legally part of the prospectus. The SAI's table of contents is on the last page of this prospectus. The SEC maintains a Website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding the separate account.

The contracts or certain investment options under the contracts will not be available to you unless approved by the regulatory authorities in your state.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in the contracts is not a deposit of the TIAA-CREF Trust Company, FSB, and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

Table of Contents



3    DEFINITIONS

6    SUMMARY

11   THE SPIA CONTRACTS

19   THE VARIABLE INVESTMENT ACCOUNTS

20   THE CONTRACT CHARGES

22   FEDERAL INCOME TAXES

25   ADDITIONAL INFORMATION

28   GENERAL MATTERS

30   FINANCIAL HIGHLIGHTS; PERFORMANCE INFORMATION

32   TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL
     INFORMATION

This prospectus outlines the terms of the single premium immediate variable annuities issued by TIAA-CREF Life. It doesn't constitute an offering in any jurisdiction where such an offering can't lawfully be made. No dealer, salesman, or anyone else is authorized to give any information or to make any representation about this offering other than what is contained in this prospectus. If anyone does so, you shouldn't rely on it.

Definitions



Throughout the prospectus, "TIAA-CREF Life," "we," and "our" refer to TIAA-CREF Life Insurance Company. "You" and "your" mean any contractowner or any prospective contractowner.

1940 ACT.

The Investment Company Act of 1940, as amended.

ANNUITANT.

The natural person whose life is used to determine the amount of annuity payments and how long those payments will be made.

ANNUITY UNIT.

A measure used to calculate the amount of each variable annuity payment made under a contract.

ASSUMED INVESTMENT RETURN.

4%. This is the assumed annual rate of return used in calculating the amount of each variable annuity payment.

BENEFICIARY.

The person or institution selected by the contractowner to become the new contractowner if the contractowner dies while any annuity payments remain due.

BUSINESS DAY.

Any day that the New York Stock Exchange (NYSE) is open for trading. A business day ends at 4 p.m. Eastern Time, or when regular trading closes on the NYSE, if earlier.

CALENDAR DAY.

Any day of the year.

COMMUTED VALUE.

The amount we will pay under certain circumstances in a lump sum instead of the remaining series of annuity payments. It's less than the total of the future payments, because the future interest we've assumed in computing the series of payments won't be earned if payment is made in one sum. For the fixed account, the commuted value is the sum of payments less the interest that would have been earned from the effective date of the commuted value calculation to the date each payment would have been made. For any variable investment account, the commuted value is based on interest at an effective annual rate of 4%, calculated using the amounts that would have been paid if periodic payments were to continue and the annuity unit value used for each payment equaled the value as of the effective date of the calculation.

CONTRACTS.

The One-Life Annuity, the Two-Life Annuity, and the Fixed-Period Annuity single premium immediate annuity contracts.

CONTRACTOWNER.

The person (or persons) who controls all the rights and benefits under a contract.

CURRENT VALUE.


The present value of the future annuity payments, which for variable payments is computed using the assumption that the relevant investment account has an effective annual rate of 4%. In the case of the One-Life and Two-Life Annuities, the present value is determined based on the age of the annuitant(s), if alive; the remaining guaranteed period, if any; the frequency of payment; and the mortality tables used to determine the initial amount of annuity payments. In the case of the Fixed-Period Annuity, it is determined based on the last periodic payment date and the frequency of payment. This "current value" definition is used in determining the value of a refund in the event a contract is cancelled during the free-look period.


FIXED ACCOUNT.

The account under the contract supporting fixed annuity payments funded by assets in TIAA-CREF Life's General Account.

GENERAL ACCOUNT.

All of TIAA-CREF Life's assets other than those allocated to the separate account or to any other TIAA-CREF Life separate account.

INCOME CHANGE METHOD.

The method you select for how often your variable annuity payments will be revalued. You can choose a monthly or annual income change method.

INCOME OPTION.

The form of annuity benefit that you select under the Two-Life Annuity. The income options for the Two-Life Annuity are: the Two-Life Annuity with Full Benefit While Either Annuitant Survives; the Two-Life Annuity with Two-Thirds Benefit While Either Annuitant Survives; and the Two-Life Annuity with One-Half Benefit While Second Annuitant Survives First Annuitant.

IRC.

The Internal Revenue Code of 1986, as amended.

ISSUE DATE.

The day that the contract is issued and becomes effective.

PREMIUM.

The amount you invest in the contract.

PRESENT VALUE.

The present value of a series of payments is the lump sum amount that is the current equivalent of a series of future payments calculated on the basis of a specified interest rate and, where applicable, mortality table.

SECOND ANNUITANT.

The natural person whose life, together with the annuitant's life, is used to determine the amount of annuity payments and how long those payments will be made under the Two-Life Annuity.

SEPARATE ACCOUNT.

TIAA-CREF Life Separate Account VA-1.

TIAA.

Teachers Insurance and Annuity Association of America.

TIAA-CREF LIFE.

TIAA-CREF Life Insurance Company, an indirect wholly-owned subsidiary of TIAA.

VALUATION DAY.

Any day the NYSE is open for trading, as well as the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the separate account are principally traded. Valuation days that aren't business days end at 4 p.m. Eastern Time.

VALUATION PERIOD.

The period that starts at the close of regular trading on the NYSE (usually 4 p.m. Eastern Time) on any valuation day and ends at the close of regular trading on the next succeeding valuation day.

Summary



Read this summary together with the detailed information you'll find in the rest of the prospectus.

WHAT ARE TIAA-CREF LIFE'S SINGLE PREMIUM IMMEDIATE ANNUITIES (SPIAS)?

TIAA-CREF Life's Single Premium Immediate Annuities (SPIAs) allow you, the owner, to apply a single sum of money to one of three types of annuity contracts and receive a stream of income for the life of the named annuitant(s) (which may be you or another person) or for a specified period of time you select. The types of contracts we offer are:
   - the One-Life Annuity, which pays income as long as the annuitant lives or until the end of an optional specified guaranteed period, whichever is longer;
   - the Two-Life Annuity, which pays income as long as either the annuitant or the second annuitant is alive or until the end of an optional specified guaranteed period, whichever is longer, and which, after the death of an annuitant, continues at either the same or a reduced level for the life of the other annuitant; and
   - the Fixed-Period Annuity, which pays income to you for a fixed period of between 5 and 30 years.

A contract is available to you provided it has been approved by the insurance department of your state of residence. Approvals are pending in certain jurisdictions.

WHAT ARE MY INVESTMENT OPTIONS UNDER THE CONTRACTS?

Under TIAA-CREF Life's SPIAs, you can choose fixed or variable annuity payments (or any combination of fixed and variable payments) by allocating your single premium to the fixed account or to one or more of the separate account's variable investment accounts. Annuity payments from the fixed account are guaranteed over the life of the contract. Annuity payments from the separate account's variable investment accounts increase or decrease, depending on how well the funds underlying the investment account perform over time. Your payments will also change depending on the income change method you choose -- i.e., whether you choose to have your payments revalued monthly or annually. Currently, the separate account has five variable investment accounts which invest in the following funds of the TIAA-CREF Life Funds:
   - Growth Equity Fund
   - Growth & Income Fund
   - International Equity Fund
   - Stock Index Fund
   - Social Choice Equity Fund

TIAA-CREF Life doesn't guarantee the investment performance of the funds or the variable investment accounts, and you bear the entire investment risk.

IF YOU LIVE IN GEORGIA, HAWAII, IDAHO, IOWA, KENTUCKY, LOUISIANA, MAINE, MASSACHUSETTS, MICHIGAN, MISSOURI, NEBRASKA, NORTH CAROLINA, OKLAHOMA, RHODE ISLAND, SOUTH CAROLINA, UTAH, WASHINGTON OR WEST VIRGINIA: If in your application you allocated any portion of the premium to the variable investment accounts, that portion of the premium will initially be applied to the general account until seven days plus the number of days in the free look period applicable in your state (see Appendix A) have passed from the issue date of your contract. At that time, the amount applied to the general account, plus any interest credited on the amount, will automatically be transferred to the variable investment accounts you have chosen, and the number of annuity units payable from each variable investment account will be determined as of that date. While this amount is held in the general account, it will be credited with interest at a rate guaranteed not to be less than an effective annual rate of 2.50%.


MAY I CHANGE THE ACCOUNTS FROM WHICH ANNUITY PAYMENTS ARE MADE AND HOW OFTEN MY PAYMENTS ARE VALUED UNDER THE CONTRACT?


You will be able to "transfer" all or part of the future annuity income payable one time each calendar quarter from each variable investment account to another variable investment account or to the fixed account. One time in a calendar year, under the One-Life or Two-Life Annuities, you will also be able to transfer the present value of future amounts payable from the fixed account to any of the variable investment accounts (provided they are equity accounts), with certain conditions. Once a year you also may change how frequently your payments from a variable investment account are valued, i.e., you may change your income change method. For more details on transfers and changing your income change method, see "Changing Investment Accounts and Income Change Methods," page 15.

WHAT EXPENSES MUST I PAY UNDER THE CONTRACTS?

Here's a summary of the direct and indirect expenses you must pay under the contracts.


CONTRACTOWNER TRANSACTION EXPENSES

Sales load imposed on purchases (as a percentage of               None
  premiums)
----------------------------------------------------------------------

Deferred sales load (as a percentage of premiums or amount        None
  surrendered, as applicable)
----------------------------------------------------------------------

Premium taxes (as a percentage of premiums, if                1.0-3.5%
  applicable)(1)
----------------------------------------------------------------------

Surrender fees (as a percentage of amount surrendered)            None
----------------------------------------------------------------------

Exchange fee                                                      None
----------------------------------------------------------------------

ANNUAL CONTRACT EXPENSES                                          None
----------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)

                                    MAXIMUM
                                  CONTRACTUAL
                                    FEES(2)     FEE WAIVER(2)   CURRENT FEES(2)
Mortality and expense risk
  charge                             1.00%          0.90%            0.10%
-------------------------------------------------------------------------------
Administrative expense charge        0.20%          0.00%            0.20%
-------------------------------------------------------------------------------
Total separate account annual
  charges                            1.20%          0.90%            0.30%
-------------------------------------------------------------------------------

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)
TIAA-CREF LIFE FUNDS

                                                                             CURRENT       TOTAL
                                                                               FUND       CURRENT
                          MANAGEMENT                   TOTAL                  ANNUAL     SEPARATE
                          (INVESTMENT                   FUND                 EXPENSES   ACCOUNT AND
                           ADVISORY)       OTHER       ANNUAL       FEE       (AFTER    FUND ANNUAL
                            FEES(3)     EXPENSES(4)   EXPENSES   WAIVER(3)   WAIVERS)   EXPENSES(5)
GROWTH EQUITY FUND           0.46%          None       0.46%       0.21%      0.25%        0.55%
---------------------------------------------------------------------------------------------------
GROWTH & INCOME FUND         0.44%          None       0.44%       0.21%      0.23%        0.53%
---------------------------------------------------------------------------------------------------
INTERNATIONAL EQUITY
  FUND                       0.53%          None       0.53%       0.24%      0.29%        0.59%
---------------------------------------------------------------------------------------------------
STOCK INDEX FUND             0.30%          None       0.30%       0.23%      0.07%        0.37%
---------------------------------------------------------------------------------------------------
SOCIAL CHOICE EQUITY
  FUND                       0.39%          None       0.39%       0.21%      0.18%        0.48%
---------------------------------------------------------------------------------------------------

Fund expenses are deducted from each underlying fund before TIAA-CREF Life is provided with the fund's daily net asset value. TIAA-CREF Life then deducts separate account charges from the net asset value in calculating annuity unit values for the corresponding investment account.

(1) Only applicable in certain states. Where TIAA-CREF Life is required to pay this premium tax, it may deduct the amount of the premium tax paid from any premium payment.
(2) TIAA-CREF Life has waived 0.90% of the mortality and expense risk charge, so that total current separate account charges are 0.30%. TIAA-CREF Life will provide at least three months' notice before it raises these charges above 0.30%.
(3) Teachers Advisors, Inc. (Advisors), the investment adviser for each fund, has agreed to waive a portion of its management fee. This waiver is contractual and will remain in effect until July 1, 2006.
(4) Because Advisors is responsible for providing or obtaining at its own expense all services necessary to operate the TIAA-CREF Life Funds on a day-to-day basis, these expenses are included in the management fee.
(5) If TIAA-CREF Life and Advisors imposed the full amount of the administrative expense, mortality and expense risk charges and management fees, total annual separate account and fund expenses would be 1.66% for the Growth Equity Fund, 1.64% for the Growth & Income Fund, 1.73% for the International Equity Fund, 1.50% for the Stock Index Fund, and 1.59% for the Social Choice Equity Fund.

The next two tables give examples of the expenses you'd incur on a hypothetical investment of $1,000 on May 1, 2001 in each of the investment accounts offered under your contract over the periods shown, assuming a 5% annual return on assets. The first table assumes that the current fee waivers are in place for each period. The second table assumes that there is no waiver of separate account charges and that the fund management fee waiver expires on July 1, 2006.

WITH FEE WAIVERS

                                              1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------------------------------------------------------------
Growth Equity Account                           $6       $18       $31       $69
-----------------------------------------------------------------------------------
Growth & Income Account                         $5       $17       $30       $66
-----------------------------------------------------------------------------------
International Equity Account                    $6       $19       $33       $74
-----------------------------------------------------------------------------------
Stock Index Account                             $4       $12       $21       $47
-----------------------------------------------------------------------------------
Social Choice Equity Account                    $5       $15       $27       $60
-----------------------------------------------------------------------------------

WITHOUT CERTAIN FEE WAIVERS

                                              1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------------------------------------------------------------
Growth Equity Account                          $15       $46       $79       $186
-----------------------------------------------------------------------------------
Growth & Income Account                        $15       $45       $78       $184
-----------------------------------------------------------------------------------
International Equity Account                   $15       $47       $81       $192
-----------------------------------------------------------------------------------
Stock Index Account                            $13       $40       $70       $168
-----------------------------------------------------------------------------------
Social Choice Equity Account                   $14       $44       $76       $179
-----------------------------------------------------------------------------------

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




These tables are provided to help you understand the various expenses you would bear directly or indirectly as an owner of a contract. Remember that they don't represent actual past or future expenses or investment performance. Actual expenses may be higher or lower. For more information, see "The Contract Charges," page 20.


HOW DO I PURCHASE A CONTRACT?


To purchase a contract, you must complete an application and make a premium payment of at least $25,000. For details, see "Purchasing a Contract and Remitting Your Premium," page 11.


MAY I CANCEL MY CONTRACT?

You can examine the contract and return it to TIAA-CREF Life for a refund, until the end of the "free look" period specified in your contract (which is a minimum of 10 days, but varies by state). We'll refund the current value of your contract calculated as of the date your refund request is postmarked and properly addressed with postage pre-paid or, if it's not postmarked, as of the day we receive it. (Note that the current value of your contract may be less than your premium.) In the states listed in Appendix A, where we are required to return your premium, we'll refund your full premium less any payments made as of the date we receive your request. In all cases, we will send you the refund within 7 days after we receive your refund request and your contract. Any premium taxes and expense charges deducted from the premium also will be refunded.

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



The SPIA Contracts

This prospectus describes the individual single premium immediate variable annuities (SPIAs) offered by TIAA-CREF Life Insurance Company. The rights and benefits under the contracts are summarized below. However, the descriptions you read here are qualified entirely by the contracts themselves. We plan on offering the contracts in all fifty states, the District of Columbia, Puerto Rico, and the United States Virgin Islands, although currently the contracts are not available to residents in those states where we haven't yet received regulatory approval.

Under the SPIA contracts, TIAA-CREF Life promises to pay you, the owner, an income in the form of annuity payments. You choose the frequency of these payments. You can use the contracts to provide you with a stream of income for the life of the named annuitant(s) (which may be you or another person) or for a specified period of time you select. How long we make annuity payments under the contract will depend on the type of contract you choose: a One-Life Annuity, a Two-Life Annuity, or a Fixed-Period Annuity, as well as the length of any guaranteed period you choose.

The SPIA contracts include both fixed and variable components- that is, you can allocate your single premium between the fixed account or one or more separate account variable investment accounts. Annuity payments from the fixed account are guaranteed by TIAA-CREF Life over the life of the contract. Annuity payments from the separate account's variable investment accounts increase or decrease, depending on how well the funds underlying the investment account perform over time. Your variable payments will also change depending on the income change method you choose -- i.e., whether you choose to have your payments to be revalued monthly or annually.

PURCHASING A CONTRACT AND REMITTING YOUR PREMIUM

THE PREMIUM. We'll issue you a contract as soon as we receive your completed application and your premium at our home office. Please send your check, payable to TIAA-CREF Life Insurance Company, along with the application to:


     TIAA-CREF
     Single Premium Immediate Annuity
     P.O. Box 532008
     Atlanta, GA 30353-2008

The premium must be for at least $25,000. Additional premiums are not permitted. We will credit your premium within two business days after we receive all necessary information or the premium itself, whichever is later. If we don't have the necessary information within five business days, we'll return your premium unless you instruct us otherwise upon being contacted.

ELECTRONIC PAYMENT. You may pay your premium by electronic payment. A federal wire is usually received the same day and an ACH is usually received by the second day after transmission. Be aware that your bank may charge you a fee to wire funds, although ACH is usually less expensive than a federal wire. Here's what you need to do:

1. Send us your application;


2. Instruct your bank to wire money to:

     Citibank, N.A.
     ABA Number 021000089
     New York, NY
     Account of : TIAA-CREF Life Insurance Company
     Account Number: 4068-4865


3. Specify on the wire:
     - Your name and address
     - Social Security Number(s) or Taxpayer Identification Number

     - Specify code "SPIA"


ANNUITY PAYMENTS

You may elect to receive monthly, quarterly, semi-annual or annual payments under any of the SPIA contracts. If your annuity payments would be less than $100 under the payment option you choose, we may make annuity payments less frequently than that.

Your first annuity payment date will be specified in your contract. If you choose monthly payments, the first annuity payment date will either be the first day of the next month, or the first day of the month after that if your premium is received after the 20th day of a month. If you choose quarterly, semi-annual or annual payments, your first annuity payment date will be the first day of the month that is either three months, six months, or twelve months, as applicable, following the month we receive your premium. We will generally issue your subsequent payments on the first of a month, at monthly, quarterly, semi-annual, or annual intervals from your first annuity payment date. Your first annuity check may be delayed while we process and calculate the amount of your initial payment.

We'll send your payments by mail to your home address or (at your request) by mail or electronic funds transfer to your bank (although technically we have the right to make all annuity payments payable at TIAA-CREF Life's home office). If the address or bank where you want your payments changes, it's your responsibility to let us know. We can send payments to your residence or most banks abroad.

PAYMENTS FROM THE FIXED ACCOUNT

On the contract issue date, the dollar amount of each annuity payment is fixed, based on:
       - the amount of your premium
       - whether the contract is a One-Life, Two-Life or is a Fixed-Period
         Annuity
       - the length of the fixed period or guaranteed period, as applicable
       - the frequency of payment you choose
       - the age of the annuitant and any second annuitant, as applicable
       - the interest rates then in effect
       - the income option selected, in the case of the Two-Life Annuity, and
       - the mortality basis then in effect, in the case of One-Life or Two-Life Annuities

Subsequent fixed payments will be for the same amount (except in the case of a Two-Life Annuity, in which fixed payments may change upon the annuitant's death). The amount of each annuity payment from the fixed account does not change as a result of the investment experience of any variable investment account.

PAYMENTS FROM THE VARIABLE INVESTMENT ACCOUNTS

The amount of variable annuity payments we pay will depend upon the number and value of your annuity units in a particular investment account. The number of annuity units you purchase is determined on the contract issue date. (If you live in one of the states listed on Appendix A, the number of annuity units you purchase will be determined as of the date that we transfer your temporary investment in the general account to the variable investment accounts, i.e., seven days plus the number of days in the free look period applicable in your state, calculated from the issue date of your contract.) Annuity unit values are calculated as of each valuation day based primarily on the net investment results of the funds underlying the particular investment account. For the formulas used to determine annuity unit values, see the SAI.

Your initial annuity payments will be determined based on:
       - the amount of your premium
       - whether the contract is a One-Life, Two-Life or has a guaranteed period or is a Fixed-Period Annuity
       - the length of the fixed period or guaranteed period, as applicable
       - the frequency of payment you choose
       - the age of the annuitant and any second annuitant, as applicable
       - in the case of the Two-Life Annuity, the income option selected
       - an assumed annual investment return of 4%, and
       - the mortality basis then in effect, in the case of One-Life or Two-Life Annuities

Over the life of the contract, payments will go up or down based on the investment experience of the funds underlying the variable investment accounts relative to the 4% assumed annual investment return, and whether you choose to have your payments revalued monthly or annually (i.e., your choice of income change method). In general, your payments will increase if the performance of the variable investment account (net of expenses) is greater than 4% and decrease if the performance is less than 4%.

You may choose either an annual or monthly income change method for your variable annuity payments. Under the annual income change method, the amount of payments from the variable investment accounts will change each May 1, based on the net investment results of the funds underlying the investment account during the prior year (April 1 through March 31). Under the monthly income change method, payments from the variable investment accounts will change every month, based on the net investment results during the previous month. The amount of your next payment will be determined as of the 20th day of each month (or, if the 20th is not a business day, the prior business day).


For a more complete discussion of how we determine the amount of variable annuity payments, see "Calculating Variable Annuity Payments" on page 17 and the SAI.


CONTRACT OPTIONS

At the current time, you may purchase a One-Life Annuity, a Two-Life Annuity, or a Fixed-Period Annuity. Each of these contracts uses a different method to determine the duration of annuity income payments. The total value of annuity payments made to you (or your

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



beneficiary) may be less than the premium you paid depending on the duration of your contract.

-ONE-LIFE ANNUITY. This option pays you or your beneficiary income as long as the annuitant lives, with or without an optional guaranteed period. If you elect a guaranteed period (10, 15 or 20 years) and the annuitant dies before it's over, annuity income payments will continue to you or your beneficiary until the end of the period. The guaranteed period cannot exceed the annuitant's life expectancy. If you do not elect a guaranteed period, all annuity income payments end when the annuitant dies -- so that it's possible for you to receive only one payment if the annuitant dies before the second payment is made, two payments if the annuitant dies before the third payment is made, etc.

-TWO-LIFE ANNUITY. This option pays income to you or your beneficiary as long as the annuitant or second annuitant live or until the end of an optional specified guaranteed period, whichever period is longer. The guaranteed period cannot exceed the annuitants' life expectancy. There are three types of income options under the Two-Life Annuity, all available with or without a guaranteed period -- Two-Life Annuity with Full Benefit While Either Annuitant Survives, Two-Life Annuity with Two-Thirds Benefit While Either Annuitant Survives, and Two-Life Annuity with One-Half Benefit While Second Annuitant Survives First Annuitant.

-FIXED-PERIOD ANNUITY. This option pays you or your beneficiary income for a stated period of not less than five nor more than thirty years. At the end of the period you've chosen, payments stop. The period you choose cannot exceed the owner's life expectancy.

CHANGING INVESTMENT ACCOUNTS AND INCOME CHANGE METHODS

You will be able to "transfer" all or part of the future annuity payments one time in each calendar quarter from each variable investment account to another variable investment account or to the fixed account. One time in a calendar year, under the One-Life and Two-Life Annuities, you will also be able to transfer the present value of future amounts payable from the fixed account to any of the variable investment accounts (provided they are equity accounts), either in a lump sum of up to 20% of annuity income in any year, or in installment payments over a five year period. Once income has been transferred from the fixed account to a variable investment account it cannot be transferred back to the fixed account. You may not transfer payments from the fixed account to the variable investment accounts under the Fixed-Period Annuity. All transfers must consist of a periodic payment of at least $100 or the entire payment.

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




We'll process your transfer as of the business day we receive your request. Alternatively, you can choose to have a transfer take effect at the close of any future business day, or the last calendar day of the current or any future month, even if it's not a business day. Transfers under the annual income change method will affect your annuity payments beginning on the May 1 following the March 31 which is on or after the effective date of the transfer. Transfers under the monthly income change method and all transfers into or out of the fixed account will affect your annuity payments beginning with the first payment due after the monthly payment valuation day that is on or after the transfer date. If you live in any of the states listed in Appendix A, during the period in which any portion of your premium is temporarily held in the general account, no transfers may be made. For more on how we calculate transfer amounts, see "Calculating Variable Annuity Payments," page 17.


You can switch between the annual and monthly income change methods at any time, and the switch will go into effect on March 31.

To request a transfer or to switch your income change method, call our Planning and Service Center toll free at 1 800 223-1200 or write to TIAA-CREF Life's home office at 730 Third Avenue, New York, NY 10017-3206.

RECEIVING A LUMP SUM PAYMENT

You or your beneficiary have the right to receive in a lump sum the commuted value of any periodic payments or other amounts remaining due (i) from a One-Life or Two-Life Annuity if the annuitant(s) dies during the guaranteed period, or (ii) under a Fixed-Period Annuity from the variable investment accounts. (Under the One-Life and Two-Life Annuities, no lump sum payment is available during the lifetime of annuitant(s), or if the annuitant dies after the end of the guaranteed period. Under a Fixed-Period Annuity, a lump sum payment from the fixed account is only available to your beneficiaries after your death.)

The commuted value will be less than the total of the future payments, because the future interest we've assumed in computing the series of payments won't be earned if payment is made in one sum. The effective date of the calculation of the commuted value is the business day on which we receive the request for a commuted value, in a form acceptable to us. You can also defer the effective date to a future business day acceptable to us.

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



DEATH OF THE CONTRACTOWNER

If you (the owner) die, your designated beneficiar(ies) or, if none, the person chosen as the annuitant or second annuitant (if applicable), will become the owner and remaining annuity income payments will be made to him or her. If there is no surviving beneficiary and the annuitant and second annuitant, if any, has died before the end of a guaranteed period, the commuted value of any payments remaining due will be paid in one sum to your estate.

When you fill out an application for a contract, you can name one or more beneficiaries or contingent beneficiaries. You can change your beneficiary at any time. For more information on designating beneficiaries, contact TIAA-CREF Life or your legal adviser.

CALCULATING VARIABLE ANNUITY PAYMENTS

The amount of each variable annuity payment from each investment account is equal to the number of annuity units payable multiplied by the then-current value of one annuity unit for the variable investment account and income change method you chose.

DETERMINING THE NUMBER OF ANNUITY UNITS PAYABLE. The number of annuity units you purchase under the contract is derived by dividing the portion of the premium (net of any premium taxes) you allocated to a particular investment account and income change method by the product of the annuity unit value for that investment account and income change method, and an annuity factor that represents the present value of an annuity that continues for as long as annuity payments would need to be paid. The annuity factor will reflect an interest rate for discounting future payments of 4 percent, the timing and frequency of future payments, and, if applicable, the mortality assumptions for the person(s) on whose life or lives the annuity payments will be based. Mortality assumptions will be based on the mortality basis then in effect under the contract.

The number of annuity units for each variable investment account and income change method under a contract is generally determined on the contract issue date and remains fixed unless there is a "transfer" of annuity units or you change your income change method. The number of annuity units payable from a particular investment account and income change method under your contract will be reduced by the number of annuity units you transfer out of that investment account or income change method. The number of annuity units payable will be increased by any internal transfers you make to that investment account and income change method. If you live in any of the states listed in Appendix A, the number of annuity units payable from each variable investment account will be determined as of the date that we transfer your temporary investment in the general account to the variable investment accounts. See "Temporary Investment in the General Account" on page 20.


COMPUTING ANNUITY UNIT VALUES. The annuity unit value for each investment account is calculated separately for each income change method for each business day and for the last calendar day of each month. The annuity unit value for each income change method is determined by updating the annuity unit value from the previous valuation day to reflect the net investment performance of the account for the current valuation period relative to the 4 percent assumed investment return. We further adjust the annuity unit value to reflect the fact that annuity payment amounts are redetermined only once a month or once a year (depending on the revaluation method chosen). The purpose of the adjustment is to equitably apportion any account gains or losses among those annuitants who receive annuity income for the entire period between valuation dates and those who start or stop receiving annuity income between the two dates. In general, from period to period your payments will increase if the performance of the account is greater than a 4 percent net annual rate of return and decrease if the performance is less than a 4 percent net annual rate of return.

For participants under the annual income change method, the value of the annuity unit for payments remains level until the following May 1. For those who have already begun receiving annuity income as of March 31, the value of the annuity unit for payments due on and after the next succeeding May 1 is equal to the annuity unit value determined as of such March 31. For participants under the monthly income change method, the value of the annuity unit for payments changes on the payment valuation day of each month for the payment due on the first of the following month.

TIAA-CREF Life reserves the right to modify the specific dates that payments will change and the associated payment valuation date. We also can delete or stop offering the annual or monthly income change methods.

For the more detailed formula we use for determining annuity unit values, see the SAI.

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



The Variable Investment Accounts

THE UNDERLYING FUNDS OF THE SEPARATE ACCOUNT

You may allocate any portion of the premium to the separate account, which currently has five subaccounts, or variable investment accounts. These variable investment accounts invest in shares of the funds of the TIAA-CREF Life Funds. TIAA-CREF Life Funds is an open-end management investment company that was organized as a business trust under Delaware law on August 13, 1998. The TIAA-CREF Life Funds currently consists of the following five investment portfolios but may add other portfolios in the future.

The GROWTH EQUITY FUND seeks a favorable long-term return, mainly through capital appreciation, primarily from a diversified portfolio of common stocks that present the opportunity for exceptional growth.

The GROWTH & INCOME FUND seeks a favorable long-term return through capital appreciation and investment income, by investing in a broadly diversified portfolio of common stocks selected for their investment potential.

The INTERNATIONAL EQUITY FUND seeks favorable long-term returns, mainly through capital appreciation, by investing in a broadly diversified portfolio of primarily foreign equity investments.

The STOCK INDEX FUND seeks a favorable long-term rate of return from a diversified portfolio selected to track the overall market for common stocks publicly traded in the U.S., as represented by a broad stock market index. This fund currently seeks to track the Russell 3000(R) Index. (Russell 3000 is a trademark and a service mark of the Frank Russell Company.)

The SOCIAL CHOICE EQUITY FUND seeks a favorable long-term rate of return that tracks the investment performance of the U.S. stock market while giving special consideration to certain social criteria.

Teachers Advisors, Inc. (Advisors), an indirect subsidiary of TIAA, manages the assets of the TIAA-CREF Life Funds. Advisors also manages the Stock Index Account of the TIAA Separate Account VA-1, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds. The same personnel also manages the CREF accounts on behalf of TIAA-CREF Investment Management, LLC, an investment adviser which is also a TIAA subsidiary.

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



The investment objectives, techniques and restrictions of the TIAA-CREF Life Funds are described fully in its prospectus and SAI. A copy of that prospectus accompanies this prospectus. The prospectus and SAI of the TIAA-CREF Life Funds may be obtained by writing TIAA-CREF Life Funds, 730 Third Avenue, New York, New York 10017-3206, by calling 800 842-2733, extension 5509, or by accessing our internet website at www.tiaa-cref.org. You should read the prospectus for the TIAA-CREF Life Funds carefully before investing in the separate account.

TEMPORARY INVESTMENT IN THE GENERAL ACCOUNT


IF YOU LIVE IN GEORGIA, HAWAII, IDAHO, IOWA, KENTUCKY, LOUISIANA, MAINE, MASSACHUSETTS, MICHIGAN, MISSOURI, NEBRASKA, NORTH CAROLINA, OKLAHOMA, RHODE ISLAND, SOUTH CAROLINA, UTAH, WASHINGTON OR WEST VIRGINIA: If in your application you allocated any portion of the premium to the variable investment accounts, that portion of the premium will initially be applied to the TIAA-CREF Life general account until seven days plus the number of days in the free look period applicable in your state (see Appendix A) have passed from the issue date of your contract. At that time, the amount applied to the general account, plus any interest credited on the amount, will automatically be transferred to the variable investment accounts you have chosen, and the number of annuity units payable from each variable investment account will be determined as of that date. While this amount is held in the general account, it will be credited with interest at a rate guaranteed not to be less than an effective annual rate of 2.50%. Your first payment may not reflect participation in the variable investment accounts.


The Contract Charges

SEPARATE ACCOUNT CHARGES

We deduct charges each valuation day from the assets of each variable investment account for various services required to administer the separate account and the contracts and to cover certain insurance risks borne by TIAA-CREF Life. The contracts allow for total separate account charges (i.e., administrative expense and mortality and expense risk charges) at an annual rate of 1.20% of average daily net assets of each investment account. TIAA-CREF Life has waived a portion of the mortality and expense risk charges so that current separate account charges are at an annual rate of 0.30% of average daily net assets. While TIAA-CREF Life reserves the right to increase the separate account charges at any time, we will provide at least three months' notice before any raise.

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



ADMINISTRATIVE EXPENSE CHARGE. This charge is for administration and operations, such as allocating the premium and administering the contracts. The daily deduction is equal to an annual rate of 0.20% of average daily net assets.

MORTALITY AND EXPENSE RISK CHARGE. TIAA-CREF Life imposes a daily charge as compensation for bearing certain mortality and expense risks in connection with the contracts. The current daily deduction is equal to an annual rate of 0.10% of average daily net assets.

TIAA-CREF Life's mortality risks come from its obligations under the contracts to make annuity payments under the One-Life Annuity and the Two-Life Annuity. TIAA-CREF Life assumes the risk of making annuity payments regardless of how long the annuitant(s) may live or whether the mortality experience of annuitants as a group is better than expected.

TIAA-CREF Life's expense risk is the possibility that TIAA-CREF Life's actual expenses for administering and marketing the contract and for operating the separate account will be higher than the amount recovered through the administrative expense deduction.

If the mortality and expense risk charge allowed under the contract isn't enough to cover TIAA-CREF Life's costs, TIAA-CREF Life will absorb the deficit. On the other hand, if the charge more than covers costs, TIAA-CREF Life will profit. TIAA-CREF Life will pay a fee from its general account assets, which may include amounts derived from the mortality and expense risk charge, to Teachers Personal Investors Services, Inc. (TPIS), the principal distributor of the variable component of the contract.

OTHER CHARGES AND EXPENSES

FUND EXPENSES. Certain deductions and expenses of the Funds are paid out of the assets of the Funds. These expenses include charges for investment advice, portfolio accounting, custody, and similar services provided for a Fund. Advisors is entitled to an annual fee based on a percentage of the average daily net assets of each Fund, under an investment management agreement between Advisors and the TIAA-CREF Life Funds. Advisors has agreed to waive a portion of the fees for each Fund. These waivers are contractual and will remain in effect until July 1, 2006. The Funds' fees with and without waivers are as follows:

                                         CURRENT
                                      FUND EXPENSES          FUND EXPENSES
                                      (WITH WAIVER)         (WITHOUT WAIVER)
----------------------------------------------------------------------------
Growth Equity Fund                        0.25%                  0.46%
----------------------------------------------------------------------------
Growth & Income Fund                      0.23%                  0.44%
----------------------------------------------------------------------------
International Equity Fund                 0.29%                  0.53%
----------------------------------------------------------------------------
Stock Index Fund                          0.07%                  0.30%
----------------------------------------------------------------------------
Social Choice Equity Fund                 0.18%                  0.39%
----------------------------------------------------------------------------

For more information on Fund deductions and expenses, read the TIAA-CREF Life Funds prospectus.

NO DEDUCTIONS FROM PREMIUM. The contracts do not provide for charges or other deductions from the premium.

PREMIUM TAXES. Currently, residents of several states may be subject to premium taxes on their contract. We will deduct any charges for premium taxes from your premium before its applied to provide annuity payments. State premium taxes currently range from 1.00 percent to 3.50 percent of premium payments.

Federal Income Taxes

The following discussion assumes the contracts qualify as annuity contracts for federal income tax purposes (see the SAI for more information). It is based on our understanding of current federal income tax law, and is subject to change. For complete information on your personal tax situation, check with a qualified tax adviser.

TAXATION OF ANNUITY PAYMENTS

Generally, the annuity payments from a nonqualified annuity contract include both a return of premium and interest or investment gain. Accordingly, only a portion of the annuity payments you receive will be includable in your gross income and subject to federal income tax and state income tax, where applicable. However, when the entire premium has been recovered or returned, the full amount of any additional annuity payments is includable in gross income.

Currently capital gains tax rates are not applicable to annuities.

If, after the contract issue date, annuity payments stop because an annuitant died, any premium that has not been recovered is generally allowable as a deduction for your last taxable year.

RECEIVING LUMP SUMS

The Internal Revenue Service currently takes the position that any lump sum payment from an immediate annuity contract is fully taxable. The amount that is taxable is the excess of the amount distributed to you over the unrecovered investment in the contract. You should consult a tax adviser before taking a lump sum payment from your contract.

The Internal Revenue Code (IRC) also provides that you may be subject to a penalty if you take a lump sum payment from your contract. The amount of the penalty is equal to 10% of the amount that is includable in income. Some lump sum payments will be exempt from the penalty. They include any amounts:
       - paid on or after the taxpayer reaches age 59 1/2 ;
       - paid after an owner dies;
       - paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code); or
       - paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity.

TAXATION UPON DEATH

Amounts may be distributed from the contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:
       - if distributed in a lump sum, these amounts are taxed in the same manner as a withdrawal; or
       - if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

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



For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received, which were not includable in gross income.

POSSIBLE TAX CHANGES

Legislation is proposed from time to time that would change the taxation of annuity contracts. It is possible that such legislation could be enacted and that it could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser regarding legislative developments and their effect on the contract.

WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, recipients can usually choose not to have tax withheld from distributions.

POSSIBLE CHARGE FOR TIAA-CREF LIFE'S TAXES


Currently we don't charge the separate account for any federal, state, or local taxes on it or its contracts (other than premium taxes--see page 22), but we reserve the right to charge the separate account or the contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.


DIVERSIFICATION AND DISTRIBUTION REQUIREMENTS

The IRC provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order for a nonqualified contract to be treated as an annuity contract. The contract must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the Statement of Additional Information.

TAX ADVICE

What we tell you here about federal and other taxes isn't comprehensive and is for general information only. It doesn't cover every situation. Taxation varies depending on the circumstances, and state and local taxes may also be involved. For complete information on your personal tax situation, check with a qualified tax adviser.

Other Information

TIAA-CREF LIFE INSURANCE COMPANY AND TIAA

The contracts are issued by TIAA-CREF Life Insurance Company, a stock life insurance company organized under the laws of the State of New York on November 20, 1996. All of the stock of TIAA-CREF Life is held by TIAA-CREF Enterprises, Inc., a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). TIAA-CREF Life's headquarters are at 730 Third Avenue, New York, New York 10017-3206.


TIAA is a stock life insurance company, organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, serving approximately
2.3 million people, form the principal retirement system for the nation's education and research communities and one of the largest retirement systems in the world, based on assets under management. As of December 31, 2000, TIAA's assets were approximately $118.6 billion; the combined assets for TIAA and CREF totaled approximately $279.9 billion (although neither TIAA nor CREF stands behind TIAA-CREF Life's guarantees).


THE SEPARATE ACCOUNT

On July 27, 1998, TIAA-CREF Life established TIAA-CREF Life Separate Account VA-1 as a separate investment account under New York law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act. As part of TIAA-CREF Life, the separate account is also subject to regulation by the State of New York Insurance Department (NYID) and the insurance departments of some other jurisdictions in which the contracts are offered (see the SAI).

Although TIAA-CREF Life owns the assets of the separate account, and the obligations under the contracts are obligations of TIAA-CREF Life, the separate account's income, investment gains, and investment losses are credited to or charged against the assets of the separate account without regard to TIAA-CREF Life's other income, gains, or losses. Under New York law, we can't charge the separate account with liabilities incurred by any other TIAA-CREF Life separate account or other business activity TIAA-CREF Life may undertake.

The separate account currently has five subaccounts, or variable investment accounts, which invest in shares of the funds of the TIAA-CREF Life Funds.

THE FIXED ACCOUNT

This prospectus is designed to provide information mainly about the variable investment accounts. Following is a brief description of the fixed account. Amounts allocated to the fixed account become part of the general account assets of TIAA-CREF Life, which support various insurance and annuity obligations. The general account includes all the assets of TIAA-CREF Life, except those in the separate account (i.e., the variable investment accounts) or in any other TIAA-CREF Life separate account. Interests in the fixed account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the fixed account registered as an investment company under the 1940 Act. Neither the fixed account nor any interests therein are generally subject to the 1933 Act or 1940 Act. For details about the fixed account, see your contract.

DISTRIBUTING THE CONTRACTS

The contracts are offered continuously by Teachers Personal Investors Services, Inc. (TPIS) and, in some instances, TIAA-CREF Individual & Institutional Services, Inc. (Services), subsidiaries of TIAA which are both registered with the SEC as broker-dealers and are members of the NASD. TPIS may be considered the "principal underwriter" for interests in the contract.

Anyone distributing a contract must be a registered representative of either TPIS or Services, whose main offices are both at 730 Third Avenue, New York, New York 10017-3206. No commissions are paid in connection with the distribution of the contracts.

LEGAL PROCEEDINGS

Neither the separate account, TIAA-CREF Life, TPIS, Services nor Advisors is involved in any legal action that we consider material to the separate account.

DELAY OF PAYMENTS

We may delay any payments from the separate account only if (1) the New York Stock Exchange is closed (or trading restricted by the SEC) on a day that isn't a weekend or holiday; (2) an SEC-recognized emergency makes it impractical for us to sell securities or determine the value of assets in the separate account; or (3) the SEC says by order that we can or must postpone payments to protect you and other separate account contractowners. In addition, transfers of accounts from and within the fixed and variable investment accounts may be deferred under these circumstances.

If a check has been submitted as the premium, we have the right to defer any payments until the check has been honored.

VOTING RIGHTS

The separate account is the legal owner of the shares of the funds of the TIAA-CREF Life Funds offered through your contract. It therefore has the right to vote its shares at any meeting of the TIAA-CREF Life Funds' shareholders. The TIAA-CREF Life Funds do not plan to hold annual shareholder meetings. However, when shareholder meetings are held, you have the right to instruct us how to vote the shares supporting your contract. If we don't receive timely instructions, we will vote your shares in the same proportion as the aggregate voting instructions received on all outstanding contracts. TIAA-CREF Life may vote the shares of the funds in its own right in some cases, if it determines that it may legally do so.

The number of votes that a contractowner has the right to instruct are calculated separately for each variable investment account, and include fractional votes. The contractowner has a voting interest in each investment account from which variable annuity payments are made. The number of votes you have is calculated based on the amounts to be paid from each variable investment account to meet our future annuity obligations to you. As variable annuity payments are made to you, the number of votes you have diminishes.

ADDING AND CLOSING ACCOUNTS OR SUBSTITUTING FUNDS; ADDING OR DELETING CONTRACT OPTIONS OR INCOME METHODS

We can add new investment accounts in the future that would invest in other funds. We don't guarantee that the separate account, any existing investment account or any investment account added in the future, will always be available. We reserve the right to add or close accounts, substitute one fund for another, combine accounts or investment portfolios, or add, delete or stop providing contracts for use with any investment account. We can also stop or start providing certain contract options or income options under either the annual or monthly income change methods from current or future investment accounts. We can also make any changes to the separate account or to the contract required by applicable laws relating to annuities or otherwise. TIAA-CREF Life can make these and some other changes at its discretion, subject to any required NYID, SEC or state approval. The separate account can (1) operate under the 1940 Act as an investment company, or in any other form permitted by law, (2) deregister under the 1940 Act if registration is no longer required, or (3) combine with other separate accounts. As permitted by law, TIAA-CREF Life may transfer the separate account assets to another separate account or account of TIAA-CREF Life or another insurance company or transfer the contract to another insurance company.

General Matters

CONTACTING TIAA-CREF LIFE

All notices, forms, requests, or payments must be sent to TIAA-CREF Life's home office at 730 Third Avenue, New York, New York 10017-3206 or the post office box specifically designated for the purpose. You can ask questions by calling toll-free 800 223-1200.

ELECTRONIC PROSPECTUSES

If you received this prospectus electronically and would like a paper copy, please call 800 842-2733, extension 5509, and we will send it to you.

HOUSEHOLDING

To cut costs and eliminate duplicate documents sent to your home, we may begin mailing only one copy of the prospectus, prospectus supplements, annual and semi-annual reports, or any other required documents, to your household, even if more than one contractowner lives there. If you would prefer to continue receiving your own copy of any of these documents, you may call us toll-free at 800 842-2733, extension 5509, or write us.

SIGNATURE REQUIREMENTS

For some transactions, we may require your signature to be notarized or guaranteed by a commercial bank or a member of a national securities exchange.

ERRORS OR OMISSIONS

We reserve the right to correct any errors or omissions on any form, report or statement that we send you.

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

Financial Highlights; Performance Information


FINANCIAL HIGHLIGHTS

Presented below is condensed financial information for the separate account. The condensed financial information is derived from the separate account financial statements audited by Ernst & Young LLP, independent auditors, for the year ended December 31, 2000. The table shows per accumulation unit data for each variable investment account of the separate account. Although the contracts described in this prospectus are not accumulating contracts and accumulation units are not used to calculate your payments, you can use the data below as a guide to how the separate account has performed. The data should be read in conjunction with the financial statements and other financial information included in the SAI. It is available without charge upon request.


                                                                                                              SOCIAL
                                                                        GROWTH    GROWTH &   INTERNATIONAL    CHOICE
                                           STOCK INDEX                  EQUITY     INCOME        EQUITY       EQUITY
                              --------------------------------------   --------   --------   --------------   -------
                                                    DECEMBER 1, 1998
                              FOR THE YEAR ENDED     (COMMENCEMENT
                                 DECEMBER 31,        OF OPERATIONS)             FOR THE PERIOD MARCH 1, 2000
                              -------------------   TO DECEMBER 31,             (COMMENCEMENT OF OPERATIONS)
                                2000       1999         1998(1)                   TO DECEMBER 31, 2000(1)
---------------------------------------------------------------------------------------------------------------------
Per Accumulation Unit Data:
 Investment income            $  .104    $  .303        $  .052        $   .027   $  .149       $   .089      $  .187
 Expenses                        .025       .029           .006            .038      .020           .015         .022
                              -------    -------        -------        --------   -------       --------      -------
 Investment income
   (loss)-net                    .079       .274           .046          (.011)      .129           .074         .165
 Net realized and unrealized
   gain (loss) on
   investments                (2.517)      5.183          1.050         (6.012)   (1.438)        (7.943)       (.875)
 Net increase (decrease) in
   Accumulation Unit Value    (2.438)      5.457          1.096         (6.023)   (1.309)        (7.869)       (.710)
 Accumulation Unit Value:
   Beginning of year           31.553     26.096         25.000          25.000    25.000         25.000       25.000
                              -------    -------        -------        --------   -------       --------      -------
   End of year                $29.115    $31.553        $26.096        $ 18.977   $23.691       $ 17.131      $24.290
                              =======    =======        =======        ========   =======       ========      =======
Total return                  (7.72)%     20.91%          4.39%        (24.09)%   (5.23)%       (31.48)%      (2.84)%
Ratio to Average Net Assets:
 Expenses                       0.30%      0.30%          0.02%           0.25%     0.25%          0.25%        0.25%
 Investment income-net          0.98%      2.74%          0.18%           0.18%     1.63%          1.24%        1.86%
Portfolio turnover rate         8.87%      0.17%          0.00%           7.50%     3.37%          2.95%       41.20%
Thousands of Accumulation
 Units outstanding at end of
   period                       2,062        723              4           1,018       521            436           69


(1) The percentages shown for this period are not annualized.

PERFORMANCE INFORMATION

We may advertise the total return and average annual total return of the separate account. "Total return" means the cumulative percentage increase or decrease in the value of an investment over standard one-, five-, and ten-year periods (and occasionally other periods as well)."Average annual total return" means the annually compounded rate that would result in the same cumulative total return over the stated period.

All performance figures are based on past investment results. They aren't a guarantee that the separate account will perform equally or similarly in the future. Write or call us for current performance figures for the separate account's investment accounts.

Table of Contents for the
Statement of Additional Information


                                                       PAGE IN THE
                                                        STATEMENT
                                                      OF ADDITIONAL
                        ITEM                           INFORMATION
                        ----                          -------------
Calculating Annuity Unit Values                            B-3
Tax Status of the Contracts                                B-3
Performance Information                                    B-3
Statements and Reports                                     B-4
General Matters                                            B-5
State Regulation                                           B-5
Legal Matters                                              B-5
Experts                                                    B-5
Additional Considerations                                  B-5
Additional Information                                     B-6
Financial Statements                                       B-6

Appendix A



                                      "FREE LOOK"
           JURISDICTION              PERIOD (DAYS)
--------------------------------------------------
Georgia                                    10
Hawaii                                     10
Idaho                                      20
Iowa                                       10
Kentucky                                   10
Louisiana                                  10
Maine                                      10
Massachusetts                              10
Michigan                                   10
Missouri                                   10
Nebraska                                   10
North Carolina                             10
Oklahoma                                   10
Rhode Island                               10
South Carolina                             31
Utah                                       20
Washington                                 10
West Virginia                              10
--------------------------------------------------

              Single Premium Immediate Variable Annuity Contracts
                                 Funded Through

                      TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
                                      And
                        TIAA-CREF LIFE INSURANCE COMPANY
                      STATEMENT OF ADDITIONAL INFORMATION
                                  MAY 1, 2001

This Statement of Additional Information is not a prospectus and should be read in connection with the current prospectus dated May 1, 2001 (the "Prospectus"), for the variable annuity that is the variable component of the contract. The Prospectus is available without charge by writing us at: TIAA-CREF Life Insurance Company, 730 Third Avenue, New York, N.Y. 10017-3206 or calling us toll-free at 800 842-2733, extension 5509. Terms used in the Prospectus are incorporated into this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS.

                                [TIAA-CREF LOGO]

Table of Contents


                   ITEM                      PAGE
                   ----                      ----
Calculating Annuity Unit Values............   B-3
Tax Status of the Contract.................   B-3
Performance Information....................   B-3
Statements and Reports.....................   B-4
General Matters............................   B-5
State Regulation...........................   B-5



                   ITEM                      PAGE
                   ----                      ----
Legal Matters..............................   B-5
Experts....................................   B-5
Additional Considerations..................   B-5
Additional Information.....................   B-6
Financial Statements.......................   B-6

Calculating Annuity Unit Values

Separate annuity unit values are maintained for annuity units payable from each investment account under each income change method. The values are calculated as of each valuation day. Annuity unit values for an income change method are determined by multiplying each account's annuity unit value at the end of the previous valuation day by that account's net investment factor for the valuation period, and dividing the result by the value of $1.00 accumulated with interest over the valuation period at an effective annual rate of 4%. The resulting value is then adjusted to reflect that annuity income amounts are redetermined only on the payment valuation date for that income change method. The purpose of the adjustment is to equitably apportion assets of each account among those who receive annuity income for the entire period between two payment valuation dates for an income change method, and those who start or stop receiving annuity income under that income change method between the two dates.

An investment account's net investment factor equals its gross investment factor minus the separate account charge incurred since the previous valuation day. An investment account's gross investment factor equals A divided by B, as follows:

    A equals  i.  the net asset value of the shares
              in the fund(s) held by the account as
                  of the end of the valuation day,
                  excluding the net effect of
                  contractholders' transactions
                  (i.e., premiums received,
                  benefits paid, and transfers to
                  and from the account) made during
                  that day; plus
              ii.  investment income and capital
              gains distributed to the account;
                   less
              iii. any amount paid and/or reserved
              for tax liability resulting from the
                   operation of the account since
                   the previous valuation day
    B equals  the value of the shares in the
              fund(s) held by the account as of the
              end of the prior valuation day,
              including the net effect of
              contractowners' transactions made
              during the prior valuation day

Tax Status of the Contract

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be "adequately diversified" for it to qualify as an annuity contract under IRC section 72. The separate account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.

Under the IRC, you could be considered the owner of the assets of the separate account used to support your contract. If this happens, you'd have to include income and gains from the separate account assets in your gross income. The IRS has published rulings stating that a variable contractowner will be considered the owner of separate account assets if the contractowner has any powers that the actual owner of the assets might have, such as the ability to exercise investment control.

Your ownership rights under the contract are similar but not identical to those described by the IRS in rulings that held that contractowners were not owners of separate account assets, so the IRS therefore might not rule the same way in your case. TIAA-CREF Life reserves the right to change the contract if necessary to help prevent your being considered the owner of the separate account's assets.


REQUIRED DISTRIBUTIONS. All payments upon death of a contractowner will be made according to the requirements of section 72(s) of the IRC. Under that IRC section, if you die before we begin making annuity payments, all payments under the contract must be distributed within five years of your death. However, if your beneficiary is a natural person and payments begin within one year of your death, and within 60 days of the date we receive due proof of death, the distribution may be made over the lifetime of your beneficiary or over a period not to exceed your beneficiary's life expectancy, as defined in the Code. If your spouse is the sole beneficiary entitled to payments, he or she may choose to become the owner and continue the contract. If you die on or the date after we begin making annuity payments, the remaining interest in the contract must be distributed at least as quickly as under the method of distribution being used as of the date of your death. If the owner is not a natural person, the death of the annuitant is treated as the death of the owner for these distribution requirements.


The contract is designed to comply with section 72(s). TIAA-CREF Life will review the contract and amend it if necessary to make sure that it continues to comply with the section's requirements.

Performance Information

TOTAL RETURN INFORMATION FOR THE SEPARATE ACCOUNT

Total return quotations for the investment accounts of the separate account may be advertised. Total return quotations will reflect all aspects of the investment account's return. Average annual total returns are determined by finding the average annual compounded rate of return over a period that reflects the growth (or decline) in value of a hypothetical $1,000 investment made at the beginning of the period through the end of that period, according to the following formula:

            n
    P(1 + T)     =    EV
            P    =    hypothetical initial payment of
    where:            $1,000
            T    =    average annual total return
            (n)  =    number of years in the period
            EV   =    ending value of the hypothetical
                      investment at the end of the 1-,
                      5-, or 10-year period.

To derive the total return quotations from this formula, the percentage net change in the value of the $1,000 investment from the beginning of the period to the end of such period ("cumulative total return") is determined. Cumulative total returns simply reflect the change in value of an investment over a stated period. Since the unit value reflects the investment experience of the particular investment account of the separate account and all expense deductions made against the assets of the separate account on a cumulative basis, the ending value, or EV, of the $1,000 hypothetical investment is determined by applying the percentage change in the unit value over the period to the hypothetical initial payment of $1,000 less the current deductions from premiums (0%). We then solve the equation for T to derive the average annual compounded rate of return for the separate account over the span of the period, and the resulting "total return" quotation is carried out to the nearest hundredth of one percent.

TOTAL RETURNS

The following chart shows how each of the separate account's variable investment accounts have performed in an accumulating contract as of December 31, 2000. (Note that the contracts described in this prospectus are not accumulating contracts and the percentages shown below are not used in calculating your payments, though they may be used as a guide to how the separate account has performed):

                          AVERAGE ANNUAL TOTAL RETURNS

                             ONE YEAR
                         (JANUARY 1, 2000   SINCE INCEPTION
                         TO DECEMBER 31,    TO DECEMBER 31,
                              2000)             2000(1)
                         ----------------   ---------------
Stock Index Account           (7.72)%            5.64 %
Growth Equity Account           N/A            (27.47)%
Growth & Income Account         N/A            (11.64)%
International Equity
  Account                       N/A            (24.81)%
Social Choice Equity
  Account                       N/A             (9.04)%

(1) For the Stock Index Account, inception is January 4, 1999. For the other Accounts, inception is April 3, 2000. The percentages shown here for the other Accounts are not annualized.

PERFORMANCE COMPARISONS

Performance information for the separate account and its investment accounts may be compared, in advertisements, sales literature, and reports to contractowners and annuitants, to the performance information reported by other investments and to various indices and averages. Such comparisons may be made with, but are not limited to: (1) the S&P 500, (2) the Dow Jones Industrial Average ("DJIA"), (3) Lipper Analytical Services, Inc. Mutual Fund Performance Analysis Reports and the Lipper General Equity Funds Average, (4) Money Magazine Fund Watch, (5) Business Week's Mutual Fund Scoreboard, (6) SEI Funds
Evaluation Services Equity Fund Report, (7) CDA Mutual Funds Performance Review and CDA Growth Mutual Fund Performance Index, (8) Value Line Composite Average (geometric), (9) Wilshire Associates indices, (10) Frank Russell Co. Inc. indices, (11) the Consumer Price Index, published by the U.S. Bureau of Labor Statistics (measurement of inflation), (12) Morningstar, Inc., and (13) the Global Market indices created by Morgan Stanley, Inc., including the Europe, Australasia, Far East (EAFE) Index, the EAFE+Canada Index and the International Perspective Index. We may also discuss ratings or rankings received from these entities, accompanied in some cases by an explanation of those ratings or rankings, when applicable. In addition, advertisements may discuss the performance of the indices listed above.

The performance of the variable investment accounts also may be compared to other indices or averages that measure performance of other variable contracts, or other pertinent groups of securities. Contractowners should keep in mind that the composition of the investments in the reported averages will not be identical to that of the separate account and that certain formula calculations (i.e., yield) may differ from index to index. In addition, there can be no assurance that the separate account will continue its performance as compared to such indices.

ILLUSTRATING EXPENSE DEDUCTIONS

We may illustrate in advertisements, sales literature and reports to contractowners or annuitants the effect of an investment fund's expenses on total return over time. We may do this using a hypothetical investment earning a specified rate of return. We would show how the total return, net of expenses, from an investment of the same dollar amount in funds with the same investment results but different expense deductions varies increasingly over time. In the alternative, we would show the difference in the dollar amount of total expense charges paid over time by an investor in two or more different funds that have the same annual total return but different asset-based expense charges. We may also compare the separate account's expense charges to those of other variable annuities and other investment products.

ILLUSTRATING HOW PREMIUMS TRANSLATE INTO ANNUITY PAYMENTS

We may provide to contractowners or annuitants hypothetical illustrations showing how a premium might translate into annuity payments. Illustrations may be based on current purchase rates from the Fixed Account, on hypothetical rates of return for the variable investment accounts, and/or other criteria. Illustrations are not intended to predict or project specific investment results.

Statements and Reports

You will receive a confirmation statement when you remit your premium, or make a "transfer" to or from the separate account or among the variable investment accounts. The statement will show the date and amount of each transaction.

You will also receive, at least semi-annually, reports containing the financial statements of the TIAA-CREF Life Funds and a schedule of investments held by the TIAA-CREF Life Funds.

General Matters

PAYMENT TO AN ESTATE, GUARDIAN, TRUSTEE, ETC.

We reserve the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity not a natural person. Neither TIAA-CREF Life nor the separate account will be responsible for the conduct of any executor, trustee, guardian, or other third party to whom payment is made.

BENEFITS BASED ON INCORRECT INFORMATION

If the amounts of benefits provided under a contract were based on information that is incorrect, benefits will be recalculated on the basis of the correct data. If any overpayments or underpayments have been made by the separate account, appropriate adjustments will be made.

PROOF OF SURVIVAL

We reserve the right to require satisfactory proof that anyone named to receive benefits under a contract is living on the date payment is due. If this proof is not received after a request in writing, the separate account will have the right to make reduced payments or to withhold payments entirely until such proof is received.

State Regulation

TIAA-CREF Life and the separate account are subject to regulation by the State of New York Superintendent of Insurance ("Superintendent") as well as by the insurance regulatory authorities of certain other states and jurisdictions.

TIAA-CREF Life and the separate account must file with the Superintendent periodic statements on forms promulgated by the State of New York Insurance Department. The separate account books and assets are subject to review and examination by the Superintendent and the Superintendent's agents at all times, and a full examination into the affairs of the separate account is made at least every five years. In addition, a full examination of the separate account's operations is usually conducted periodically by some other states.

Legal Matters

All matters of applicable state law pertaining to the contracts, including TIAA-CREF Life's right to issue the contracts, have been passed upon by Charles
H. Stamm, Executive Vice President and General Counsel of TIAA and CREF. Sutherland Asbill & Brennan LLP, Washington, D.C., has provided advice on certain matters relating to the federal securities laws.

Experts

The financial statements of TIAA-CREF Life Insurance Company and the separate account included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP is located at 787 Seventh Avenue, New York, New York 10019.

Additional Considerations

Over the past several years, TIAA and CREF have added many new investment vehicles to their line of products. The growing family of TIAA and CREF products is designed to provide additional investment options for those who want to diversify their holdings. Most experts recommend diversification as a good strategy for retirement and other long-term investing, both because a diversified portfolio offers a degree of safety from the volatility of specific markets, and because it allows the investor to benefit from the potential for growth in several different types of investments.

You should also consider what types of investments are best suited for you and your current needs. In particular, you should consider the tax treatment of a variable annuity as compared with a standard mutual fund product. With annuities, investors are provided the option of lifetime income upon retirement. However, annuities may have restrictions on withdrawals before age 59 1/2, and thus may not be suitable for goals other than retirement. We may compare annuities to mutual funds in sales literature and advertisements.

We may discuss and compare our array of products and services. At such times we disclose which of our subsidiaries or affiliates issues which products or types of products, as follows:

TIAA-CREF Individual and Institutional Services, Inc. distributes CREF certificates and interests in the TIAA Real Estate Account. Teachers Personal Investors Services, Inc. distributes the variable component of personal annuities, mutual funds and tuition savings agreements. TIAA and TIAA-CREF Life Insurance Company issue insurance and annuities. TIAA-CREF Trust Company, FSB provides trust services. We also disclose that the investment products are not FDIC insured, may lose value and are not bank guaranteed.

The variety of issues to consider highlights the importance of the support and services that we provide. These services include: (1) retirement and life insurance planning expertise from professional counselors rather than commissioned salespeople; (2) detailed information through quarterly transaction reports, newsletters and other publications about retirement planning; and (3) seminars, individual counseling, an Information Center, and 24-hour automated toll-free numbers and a website for transactions and inquiries.

Customer service may be an important consideration for you. In our advertisements we may report the results of surveys conducted by independent agencies regarding customer service. We may also use certain testimonials and quote financial experts, financial and other publications, or other services regarding our products and services. We may also discuss in advertisements and sales literature general economic and/or market conditions that may impact investments in variable annuities.

Additional Information

A registration statement has been filed with the Securities and Exchange Commission ("SEC"), under the 1933 Act, with respect to the contracts discussed in the Prospectus and in this Statement of Additional Information. Not all of the information set forth in the registration statement, and its amendments and exhibits has been included in the Prospectus or this Statement of Additional Information. Statements contained in this registration statement concerning the contents of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

Financial Statements


Audited financial statements of the separate account and TIAA-CREF Life follow.


TIAA-CREF Life's financial statements should be considered only as bearing upon TIAA-CREF Life's ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

                                           INDEX TO FINANCIAL STATEMENTS

                                                              Page
                                                              ----
TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
AUDITED FINANCIAL STATEMENTS
  DECEMBER 31, 2000:
     Report of Management Responsibility....................   B-8
     Report of Independent Auditors.........................   B-9
     Statement of Assets and Liabilities....................  B-10
     Statement of Operations................................  B-11
     Statements of Changes in Net Assets....................  B-12
     Notes to Financial Statements..........................  B-13

TIAA-CREF LIFE INSURANCE COMPANY
AUDITED STATUTORY-BASIS FINANCIAL STATEMENTS
  DECEMBER 31, 2000, 1999 AND 1998:
     Chairman's Letter......................................  B-16
     Report of Management Responsibility....................  B-17
     Report of the Audit Committee..........................  B-18
     Report of Independent Auditors.........................  B-19
     Balance Sheets.........................................  B-20
     Statements of Operations...............................  B-21
     Statement of Changes in Capital and Surplus............  B-22
     Statements of Cash Flows...............................  B-23
     Notes to Statutory-Basis Financial Statements..........  B-24

[TIAA CREF Logo]

--------------------------------------------------------------------------------

                      REPORT OF MANAGEMENT RESPONSIBILITY

To the Contractowners of
  TIAA-CREF Life Separate Account VA-1:

The accompanying financial statements of the Stock Index, Growth Equity, Growth & Income, International Equity, and Social Choice Equity Sub-Accounts of TIAA-CREF Life Separate Account VA-1 (the "Sub-Accounts") are the responsibility of management. They have been prepared in accordance with generally accepted accounting principles and have been presented fairly and objectively in accordance with such principles.

TIAA-CREF Life Insurance Company ("TIAA-CREF Life") has established and maintains a strong system of internal controls designed to provide reasonable assurance that assets are properly safeguarded and transactions are properly executed in accordance with management's authorization, and to carry out the ongoing responsibilities of management for reliable financial statements

The accompanying financial statements have been audited by the independent auditing firm of Ernst & Young LLP. For the periods covered by these financial statements, all services provided by Ernest & Young LLP for the Sub-Accounts were limited exclusively to auditing. It is the Sub-Accounts' policy that any non-audit services be obtained from a firm other than the external audit firm

                                                  /s/ Bertram L. Scott
                                        ----------------------------------------
                                                       President

                                                  /s/ Richard L. Gibbs
                                        ----------------------------------------
                                                Executive Vice President
                                              and Chief Financial Officer

[ERNST & YOUNG LLP LOGO]

- 787 Seventh Avenue          - Phone: 212 773 3000
  New York, NY 10019

                         REPORT OF INDEPENDENT AUDITORS

To the Contractowners of
  TIAA-CREF Life Separate Account VA-1:

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of the Stock Index, Growth Equity, Growth & Income, International Equity and Social Choice Sub-Accounts of TIAA-CREF Life Separate Account VA-1 (the "Sub-Accounts") as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Sub-Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Stock Index, Growth Equity, Growth & Income, International Equity and Social Choice Sub-Accounts at December 31, 2000, the results of its operations and the changes in its net assets for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

                                                           /S/ ERNST & YOUNG LLP

February 4, 2001

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1        STATEMENTS OF ASSETS AND LIABILITIES
--------------------------------------------------------------------------------
December 31, 2000

                                                                                                                    SOCIAL
                                                           STOCK        GROWTH       GROWTH &     INTERNATIONAL     CHOICE
                                                           INDEX        EQUITY        INCOME         EQUITY         EQUITY
                                                        SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------

ASSETS
  Investments, at cost                                  $63,860,340   $24,530,870   $13,429,238    $8,318,052     $1,810,967
-----------------------------------------------------------------------------------------------------------------------------
  Shares held in corresponding TIAA-CREF Life Funds       2,148,275     1,018,830       524,118       435,837         70,129
  Net asset value per share ("NAV")                           27.94         18.97         23.57         17.14          23.90
-----------------------------------------------------------------------------------------------------------------------------
  Investments, at value (Shares x NAV)                   60,021,830    19,327,211    12,353,262     7,470,131      1,676,047
-----------------------------------------------------------------------------------------------------------------------------
         Total Assets                                    60,021,830    19,327,211    12,353,262     7,470,131      1,676,047
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS--ACCUMULATION FUND                           $60,021,830   $19,327,211   $12,353,262    $7,470,131     $1,676,047
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Number of Accumulation Units outstanding--Notes 5 and
  6                                                       2,061,515     1,018,449       521,424       436,057         69,000
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, PER ACCUMULATION UNIT--NOTE 5          $     29.12   $     18.98   $     23.69    $    17.13     $    24.29
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                       See notes to financial statements

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1                    STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                 GROWTH          GROWTH &        INTERNATIONAL
                                                STOCK            EQUITY           INCOME            EQUITY          SOCIAL CHOICE
                                                INDEX          SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT          EQUITY
                                             SUB-ACCOUNT                                                             SUB-ACCOUNT
                                             ------------      ------------------------------------------------------------------
                                             FOR THE YEAR
                                                ENDED
                                             DECEMBER 31,          FOR THE PERIOD MARCH 1, 2000 (COMMENCEMENT OF OPERATIONS)
                                                 2000                                 TO DECEMBER 31, 2000
---------------------------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME
  Income:
    Reinvested dividends                     $   604,008       $    49,954      $    99,898        $  53,612          $  15,922
---------------------------------------------------------------------------------------------------------------------------------
      Total income                               604,008            49,954           99,898           53,612             15,922
---------------------------------------------------------------------------------------------------------------------------------

EXPENSES--NOTE 3:
  Administrative expenses                         94,156            19,580            8,911            6,044              1,263
  Mortality and expense risk charges              47,087             9,791            4,456            3,023                632
---------------------------------------------------------------------------------------------------------------------------------
    Total expenses                               141,243            29,371           13,367            9,067              1,895
---------------------------------------------------------------------------------------------------------------------------------
  Investment income--net                         462,765            20,583           86,531           44,545             14,027
---------------------------------------------------------------------------------------------------------------------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS--NOTE 4
  Net realized gain (loss) on
    investments                                  372,872           (39,817)          (3,030)         (45,756)             6,831
  Net change in unrealized depreciation
    on investments                            (5,482,211)       (5,203,659)      (1,075,976)        (847,921)          (134,920)
---------------------------------------------------------------------------------------------------------------------------------
  Net realized and unrealized loss on
    investments                               (5,109,339)       (5,243,476)      (1,079,006)        (893,677)          (128,089)
---------------------------------------------------------------------------------------------------------------------------------
  NET DECREASE IN NET ASSETS RESULTING
    FROM OPERATIONS                          $(4,646,574)      $(5,222,893)     $  (992,475)       $(849,132)         $(114,062)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

                       See notes to financial statements

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1         STATEMENTS OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------

                                                                       GROWTH        GROWTH &      INTERNATIONAL
                                                 STOCK                 EQUITY         INCOME          EQUITY        SOCIAL CHOICE
                                                 INDEX               SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT        EQUITY
                                              SUB-ACCOUNT                                                            SUB-ACCOUNT
                                       --------------------------    ------------------------------------------------------------
                                        YEARS ENDED DECEMBER 31,      FOR THE PERIOD MARCH 1, 2000 (COMMENCEMENT OF OPERATIONS)
                                          2000           1999                            TO DECEMBER 31, 2000
---------------------------------------------------------------------------------------------------------------------------------

FROM OPERATIONS
  Investment income-net                $   462,765    $   302,113    $    20,583    $    86,531      $   44,545       $   14,027
  Net realized gain (loss) on
    investments                            372,872         13,768        (39,817)        (3,030)        (45,756)           6,831
  Net change in unrealized
    appreciation (deprecation) on
    investments                         (5,482,211)     1,639,500     (5,203,659)    (1,075,976)       (847,921)        (134,920)
---------------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in net
      assets resulting from
      operations                        (4,646,574)     1,955,381     (5,222,893)      (992,475)       (849,132)        (114,062)
---------------------------------------------------------------------------------------------------------------------------------

FROM CONTRACTOWNER TRANSACTIONS
  Seed money from TIAA-CREF Life                --             --        100,000        100,000         100,000          100,000
  Premiums                              45,481,341     20,407,270     19,359,240     10,916,106       6,277,249        1,507,630
  Net contractowner transfers (to)
    from fixed account                  (1,908,299)       532,628      6,131,826      2,342,264       2,100,936          204,323
  Withdrawals and death benefits        (1,731,674)      (172,630)    (1,040,962)       (12,633)       (158,922)         (21,844)
---------------------------------------------------------------------------------------------------------------------------------
    Net increase in net assets
      resulting from contractowner
      transactions                      41,841,368     20,767,268     24,550,104     13,345,737       8,319,263        1,790,109
---------------------------------------------------------------------------------------------------------------------------------
    Net increase in net assets          37,194,794     22,722,649     19,327,211     12,353,262       7,470,131        1,676,047

NET ASSETS
  Beginning of period                   22,827,036        104,387             --             --              --               --
---------------------------------------------------------------------------------------------------------------------------------
  End of period                        $60,021,830    $22,827,036    $19,327,211    $12,353,262      $7,470,131       $1,676,047
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

                       See notes to financial statements

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
--------------------------------------------------------------------------------
Notes to Financial Statements

NOTE 1. ORGANIZATION

TIAA-CREF Life Separate Account VA-1 (the "Account") was established by TIAA-CREF Life Insurance Company ("TIAA-CREF Life") as a separate investment account under New York law on July 27, 1998. TIAA-CREF Life, which commenced operations as a legal reserve life insurance company under the insurance laws of the State of New York on December 18, 1996, is a wholly-owned indirect subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company which was established under the insurance laws of the State of New York in 1918. TIAA-CREF Life Separate Account VA-1 consists of 5 Sub-Accounts (each referred to as a "Sub-Account").

The Sub-Accounts are registered with the Securities and Exchange Commission ("Commission") as unit investment trusts under the Investment Company Act of 1940. The Sub-Accounts invest in shares of the TIAA-CREF Life Funds (the "Funds"), open-end management investment companies that were organized as business trusts under Delaware law on August 13, 1998, which correspond to each of the Sub-Accounts.

The Account commenced operations on December 1, 1998 when TIAA-CREF Life purchased 4,000 Accumulation Units of the Stock Index Sub-Account at $25 per Unit, for a total of $100,000. The Growth Equity, Growth & Income, International Equity and Social Choice Equity Sub-Accounts commenced operations on March 1, 2000, when TIAA-CREF Life purchased 4,000 accumulation units each at $25 per unit for a total of $400,000. The Stock Index Sub-Account began offering Accumulation Units to contractowners other than TIAA-CREF Life on January 4, 1999 and the Growth Equity, Growth & Income, International Equity and Social Choice Equity Sub-Accounts on April 3, 2000. The following table summarizes the shares owned by TIAA-CREF Life at December 31, 2000 in the Sub-Accounts:

                                SHARES HELD BY      VALUE OF SHARES HELD BY
                               TIAA-CREF LIFE AT       TIAA-CREF LIFE AT
                               DECEMBER 31, 2000       DECEMBER 31, 2000
                               -----------------    -----------------------
Stock Index Sub-Account              4,000                 $116,462
Growth Equity Sub-Account            4,000                   75,908
Growth & Income Sub-Account          4,000                   94,766
International Equity
  Sub-Account                        4,000                   68,524
Social Choice Equity
  Sub-Account                        4,000                   97,162

TIAA-CREF Life provides all administrative services for the Sub-Accounts. Teachers Personal Investors Services, Inc. ("TPIS"), an indirect subsidiary of TIAA, which is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc., performs distribution functions for contracts pursuant to a Principal Underwriting and Administrative Services Agreement.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Sub-Accounts, which are in conformity with accounting principles generally accepted in the United States.

VALUATION OF INVESTMENTS: The market value of the investments in the Funds is based on the net asset value of the Funds as of the close of business on the valuation date.

ACCOUNTING FOR INVESTMENTS: Securities transactions are accounted for as of the date the securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Realized gains and losses on security transactions are based on the specific identification method.

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
--------------------------------------------------------------------------------
Notes to Financial Statements -- (Continued)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

FEDERAL INCOME TAXES: Based on provisions of the Internal Revenue Code, no federal taxes are attributable to the net investment experience of the Sub-Accounts.

NOTE 3. EXPENSE CHARGES

Daily charges are deducted from the net assets of the Sub-Accounts for services required to administer the Sub-Accounts and the contracts, and to cover certain insurance risks borne by TIAA-CREF Life. The administrative expense charge is currently set at an annual rate of 0.20% of the net assets of the Sub-Accounts. TIAA-CREF Life also imposes a daily charge for bearing certain mortality and expense risks in connection with the contracts equivalent to an annual rate of 0.10% of the net assets of the Sub-Accounts.

NOTE 4. INVESTMENTS

Purchases and sales of securities for the Stock Index Sub-Account for the year ended December 31, 2000 and for the Growth Equity, Growth & Income, International Equity and Social Choice Equity Sub-Accounts for the period March 1, 2000 (commencement of operations) to December 31, 2000 were as follows:

                                   PURCHASES        SALES
                                  -----------    -----------
Stock Index Sub-Account           $48,663,827    $ 4,123,198
Growth Equity Sub-Account          25,472,735        903,044
Growth & Income Sub-Account        14,169,827        200,686
International Equity Sub-Account    8,629,750        117,188
Social Choice Equity Sub-Account    2,462,826        344,027

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
--------------------------------------------------------------------------------
Notes to Financial Statements -- (Concluded)

NOTE 5. CONDENSED FINANCIAL INFORMATION

Selected condensed financial information for an Accumulation Unit of the Sub-Accounts is presented below.

                                                    STOCK
                                                    INDEX
                                                 SUB-ACCOUNT
                                  ------------------------------------------
                                  FOR THE YEAR ENDED      DECEMBER 1, 1998
                                     DECEMBER 31,         (COMMENCEMENT OF
                                  -------------------      OPERATIONS) TO
                                    2000       1999     DECEMBER 31, 1998(a)
----------------------------------------------------------------------------
Per Accumulation Unit data:
    Investment income             $  .104    $  .303          $  .052
    Expenses                         .025       .029             .006
----------------------------------------------------------------------------
    Investment income
      (loss)--net                    .079       .274             .046
    Net realized and unrealized
      gain (loss) on investments   (2.517)     5.183            1.050
----------------------------------------------------------------------------
    Net increase (decrease) in
      Accumulation Unit value      (2.438)     5.457            1.096
    Accumulation Unit value:
        Beginning of period        31.553     26.096           25.000
----------------------------------------------------------------------------
        End of Period             $29.115    $31.553          $26.096
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total return                        (7.72)%    20.91%            4.39%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Ratio to average net assets:
  Expenses                           0.30%      0.30%            0.02%
  Investment income (loss)--net      0.98%      2.74%            0.18%
Portfolio turnover rate              8.87%      0.17%            0.00%
Thousands of Accumulation Units
  outstanding at end of period      2,062        723                4
----------------------------------------------------------------------------
----------------------------------------------------------------------------
  (a) The percentages shown for this period are not annualized.

                                                                                    SOCIAL
                                     GROWTH        GROWTH &     INTERNATIONAL       CHOICE
                                     EQUITY         INCOME          EQUITY          EQUITY
                                  SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                  ------------   ------------   --------------   ------------
                                   FOR THE PERIOD MARCH 1, 2000 (COMMENCEMENT OF OPERATIONS)
                                                   TO DECEMBER 31, 2000 (a)
--------------------------------  -----------------------------------------------------------
Per Accumulation Unit data:
    Investment income               $  .027        $  .149         $  .089         $  .187
    Expenses                           .038           .020            .015            .022
---------------------------------------------------------------------------------------------
    Investment income
      (loss)--net                     (.011)          .129            .074            .165
    Net realized and unrealized
      gain (loss) on investments     (6.012)        (1.438)         (7.943)          (.875)
---------------------------------------------------------------------------------------------
    Net increase (decrease) in
      Accumulation Unit value        (6.023)        (1.309)         (7.869)          (.710)
    Accumulation Unit value:
        Beginning of period          25.000         25.000          25.000          25.000
---------------------------------------------------------------------------------------------
        End of Period               $18.977        $23.691         $17.131         $24.290
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Total return                         (24.09)%        (5.23)%        (31.48)%         (2.84)%
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Ratio to average net assets:
  Expenses                             0.25%          0.25%           0.25%           0.25%
  Investment income (loss)--net        0.18%          1.63%           1.24%           1.86%
Portfolio turnover rate                7.50%          3.37%           2.95%          41.20%
Thousands of Accumulation Units
  outstanding at end of period        1,018            521             436              69
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
  (a) The percentages shown for

NOTE 6. ACCUMULATION UNITS

Changes in the number of Accumulation Units outstanding were as follows:

                                                    STOCK
                                                    INDEX                                                        SOCIAL
                                                 SUB-ACCOUNT         GROWTH       GROWTH &     INTERNATIONAL     CHOICE
                                             -------------------     EQUITY        INCOME         EQUITY         EQUITY
                                                 YEARS ENDED       SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                                DECEMBER 31,       -----------   -----------   -------------   -----------
                                             -------------------        FOR THE PERIOD MARCH 1, 2000 (COMMENCEMENT OF
                                               2000       1999                OPERATIONS) TO DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------------------------------
Accumulation Units:
  Credited for premiums                      1,455,669   708,943      810,527      517,499        331,114        57,984
  Credited (cancelled) for transfers and
    disbursements                             (117,611)   10,514      207,922        3,925        104,943        11,016
Outstanding:
  Beginning of period                          723,457     4,000           --           --             --            --
--------------------------------------------------------------------------------------------------------------------------
  END OF PERIOD                              2,061,515   723,457    1,018,449      521,424        436,057        69,000
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

[TIAA-CREF LOGO]

--------------------------------------------------------------------------------

                               CHAIRMAN'S LETTER

To the Policyholders of
  TIAA-CREF Life Insurance Company:

We are pleased to provide you with the accompanying audited statutory-basis financial statements of TIAA-CREF Life Insurance Company ("TIAA-CREF Life") for the year-ended December 31, 2000. We continue to manage TIAA-CREF Life in a prudent manner with the goal of maximizing our long-term performance within reasonable risk parameters for the long-term benefit of our policyholders. As you review these statements, it is also important to note that TIAA-CREF Life continues to maintain the highest possible financial strength ratings from each of the four nationally recognized independent rating organizations.

The report of management responsibility, on the following page, demonstrates our ongoing commitment to conduct TIAA-CREF Life's activities in a well-controlled management environment. Additionally, the accompanying audit report indicates an unqualified opinion regarding TIAA-CREF Life's statutory-basis financial statements from the independent auditing firm of Ernst & Young LLP. These statements have been prepared consistently in accordance with statutory accounting practices, a comprehensive basis of accounting comprised of accounting practices prescribed or permitted by the New York State Insurance Department ("Department").

There is also a reference in the auditors' report to accounting principles generally accepted in the United States ("GAAP"); this reference to GAAP is required by the auditors' professional standards. GAAP is an overall accounting methodology that, while similar in many respects to statutory accounting practices, is a separate basis of accounting. Statutory accounting is generally more conservative than GAAP, and these statutory-basis financial statements are not intended to be in conformity with GAAP.

Statutory accounting is the only basis of accounting recognized by the Department for regulatory purposes, and it is the only basis of accounting used by the Department in measuring the financial condition and results of operations of an insurance company. It is also the basis for determining insurance company solvency under the New York Insurance Law. While we could prepare a separate set of GAAP financial statements, there is no legal requirement for us to do so. Additionally, TIAA-CREF Life does not believe at this time that it would be a worthwhile expenditure to maintain another separate set of financial records, particularly since it would provide little additional value for our policyholders. Accordingly, we believe that it is prudent for us to continue to manage and report on the operations of TIAA-CREF Life under the conservative statutory accounting methodology that we have always utilized.

                                                     /s/ Bertram L. Scott
                                               ---------------------------------
                                                    Chairman, President and
                                                    Chief Executive Officer

[TIAA-CREF LOGO]

--------------------------------------------------------------------------------

                      REPORT OF MANAGEMENT RESPONSIBILITY

To the Policyholders of
  TIAA-CREF Life Insurance Company:

The accompanying statutory-basis financial statements of TIAA-CREF Life Insurance Company ("TIAA-CREF Life") are the responsibility of management. They have been prepared on the basis of statutory accounting practices, a comprehensive basis of accounting comprised of accounting practices prescribed or permitted by the New York State Insurance Department. The financial statements of TIAA-CREF Life have been presented fairly and objectively in accordance with such statutory accounting practices.

TIAA-CREF Life has established and maintains a strong system of internal control designed to provide reasonable assurance that assets are properly safeguarded and transactions are properly executed in accordance with management's authorization, and to carry out the ongoing responsibilities of management for reliable financial statements.


The accompanying statutory-basis financial statements of TIAA-CREF Life have been audited by the independent auditing firm of Ernst & Young LLP. For the periods covered by these financial statements, all services provided by Ernst & Young LLP were limited exclusively to auditing. It is TIAA-CREF Life's policy that any non-audit services be obtained from a firm other than the external financial audit firm. The independent auditors' report expresses an independent opinion on the fairness of presentation of these statutory-basis financial statements.


                                                     /s/ Bertram L. Scott
                                               ---------------------------------
                                                    Chairman, President and
                                                    Chief Executive Officer

                                                     /s/ Richard L. Gibbs
                                               ---------------------------------
                                                 Executive Vice President and
                                                    Chief Financial Officer

[TIAA-CREF LOGO]

--------------------------------------------------------------------------------

                         REPORT OF THE AUDIT COMMITTEE

To the Policyholders of
  TIAA-CREF Life Insurance Company


The Audit Committee oversees the financial reporting process of TIAA-CREF Life Insurance Company ("TIAA-CREF Life") on behalf of the Company's Board of Directors. The Audit Committee is a standing committee of the Board and operates in accordance with a formal written charter (copies are available upon request) which describes the Audit Committee's responsibilities.


The Committee reviewed and discussed the accompanying audited financial statements with management, including a discussion of the quality and appropriateness of the accounting principles and financial reporting practices followed, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Committee has also discussed the audited financial statements with Ernst & Young LLP, the independent auditing firm responsible for expressing an opinion on the conformity of these audited financial statements with statutory accounting principles.

The discussion with Ernst & Young LLP focused on their judgments concerning the quality and appropriateness of the accounting principles and financial reporting practices followed by TIAA-CREF Life, the clarity of the financial statements and related disclosures, and other significant matters, such as any significant changes in accounting policies, management judgments and estimates, and the nature of any uncertainties or unusual transactions. In addition, the Committee discussed with Ernst & Young LLP the auditors' independence from management and the Company, and has received a written disclosure regarding such independence, as required by the Independence Standards Board.

Based on the review and discussions referred to above, the Committee has approved the release of the accompanying audited financial statements for publication and filing with appropriate regulatory authorities.

Martin L. Leibowitz, Audit Committee Chair
Richard L. Gibbs, Audit Committee Member
Charles H. Stamm, Audit Committee Member
Mary Ann Werner, Audit Committee Member
James A. Wolf, Audit Committee Member

[ERNST & YOUNG LLP LOGO]  - 787 Seventh Avenue          - Phone: 212 773 3000
                            New York, NY 10019

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
  TIAA-CREF Life Insurance Company:

We have audited the accompanying statutory-basis balance sheets of TIAA-CREF Life Insurance Company ("TIAA-CREF Life") as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of TIAA-CREF Life's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, TIAA-CREF Life presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effect on the accompanying financial statements are described in Note 2.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of TIAA-CREF Life at December 31, 2000 or 1999 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of TIAA-CREF Life at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with statutory accounting practices prescribed or permitted by the New York State Insurance Department.

                                                           /s/ ERNST & YOUNG LLP

February 15, 2001

                        TIAA-CREF LIFE INSURANCE COMPANY

                         STATUTORY-BASIS BALANCE SHEETS

                                                                    December 31,
                                                             ---------------------------
                                                                 2000           1999
                                                             ------------   ------------
ASSETS
Bonds......................................................  $471,444,081   $251,708,760
Mortgages..................................................    28,705,881     29,119,139
Cash and short-term investments............................    55,907,109     27,141,880
Investment income due and accrued..........................     6,929,121      3,781,907
Separate account assets....................................   100,778,600     22,704,294
Federal income tax recoverable.............................     2,396,974        363,351
Other assets...............................................     1,023,069      1,429,121
                                                             ------------   ------------
                                               TOTAL ASSETS  $667,184,835   $336,248,452
                                                             ============   ============

LIABILITIES, CAPITAL AND SURPLUS
Policy and contract reserves...............................  $284,386,743   $ 39,284,860
Asset Valuation Reserve....................................     1,762,391      1,061,394
Interest Maintenance Reserve...............................            --        116,028
Separate account liabilities...............................   100,325,778     22,577,272
Other liabilities..........................................    20,187,551      9,833,605
                                                             ------------   ------------
                                          Total Liabilities  $406,662,463   $ 72,873,159
                                                             ------------   ------------
Capital: (2,500 shares of $1,000 par value common stock
  issued and outstanding)..................................  $  2,500,000   $  2,500,000
Additional paid-in capital.................................   242,500,000    242,500,000
Surplus....................................................    15,522,372     18,375,293
                                                             ------------   ------------
                                  Total Capital and Surplus   260,522,372    263,375,293
                                                             ------------   ------------

                     TOTAL LIABILITIES, CAPITAL AND SURPLUS  $667,184,835   $336,248,452
                                                             ============   ============

               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY

                    STATUTORY-BASIS STATEMENTS OF OPERATIONS


                                                                 For the Years Ended December 31,
                                                             ----------------------------------------
                                                                 2000          1999          1998
                                                             ------------   -----------   -----------
INCOME
Insurance and annuity premiums and deposits................  $333,585,653   $59,475,280   $    13,634
Net investment income......................................    25,338,088    18,893,955    13,295,128
Supplementary contract considerations......................       116,327            --            --
                                                             ------------   -----------   -----------
                                               TOTAL INCOME  $359,040,068   $78,369,235   $13,308,762
                                                             ============   ===========   ===========

EXPENSES
Policy and contract benefits...............................  $  7,225,942   $   368,586   $     7,986
Increase in policy and contract reserves...................   245,101,883    39,247,125           967
Operating expenses.........................................    17,901,369     4,317,655     1,345,564
Transfers to separate accounts, net........................    89,322,735    20,728,316            --
Other, net.................................................      (196,575)      (23,690)           --
                                                             ------------   -----------   -----------
                                             TOTAL EXPENSES  $359,355,354   $64,637,992   $ 1,354,517
                                                             ============   ===========   ===========
                  Income (loss) before federal income taxes      (315,286)   13,731,243    11,954,245
                                 Federal income tax expense     1,542,008     5,195,474     4,176,454
                                                             ------------   -----------   -----------
                                          NET INCOME (LOSS)  $ (1,857,294)  $ 8,535,769   $ 7,777,791
                                                             ============   ===========   ===========


               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY

          STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 2000

                                                Capital       Additional
                                                 Stock      Paid-in Capital     Surplus        Total
                                               ----------   ---------------   -----------   ------------
Balance, December 31, 1997...................  $2,500,000    $ 77,500,000     $ 2,908,241   $ 82,908,241
Net income...................................          --              --       7,777,791      7,777,791
Transfer to the Asset Valuation Reserve......          --              --        (447,648)      (447,648)
Capital contribution.........................          --     165,000,000              --    165,000,000
Increase in value of seed money in separate
  account....................................          --              --           4,388          4,388
                                               ----------    ------------     -----------   ------------
Balance, December 31, 1998...................   2,500,000     242,500,000      10,242,772    255,242,772
                                               ----------    ------------     -----------   ------------
Net income...................................          --              --       8,535,769      8,535,769
Transfer to the Asset Valuation Reserve......          --              --        (425,882)      (425,882)
Increase in value of seed money in separate
  account....................................          --              --          22,634         22,634
                                               ----------    ------------     -----------   ------------
Balance, December 31, 1999...................   2,500,000     242,500,000      18,375,293    263,375,293
                                               ----------    ------------     -----------   ------------
Net loss.....................................          --              --      (1,857,294)    (1,857,294)
Transfer to the Asset Valuation Reserve......          --              --        (700,997)      (700,997)
Decrease in value of seed money in separate
  account....................................          --              --         (74,200)       (74,200)
Increase in non-admitted assets..............          --              --        (220,430)      (220,430)
                                               ----------    ------------     -----------   ------------
Balance, December 31, 2000...................  $2,500,000    $242,500,000     $15,522,372   $260,522,372
                                               ==========    ============     ===========   ============

               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY

                    STATUTORY-BASIS STATEMENTS OF CASH FLOW

                                                                 For the Years Ended December 31,
                                                             -----------------------------------------
                                                                 2000          1999           1998
                                                             ------------   -----------   ------------
CASH PROVIDED
By operating activities:
  Insurance and annuity premiums,
     deposits and other considerations.....................  $333,203,007   $59,475,280   $     13,634
  Investment income, net...................................    19,985,947    17,922,072     11,386,874
                                                             ------------   -----------   ------------
                                             Total Receipts   353,188,954    77,397,352     11,400,508
                                                             ------------   -----------   ------------
  Policy and contract benefits.............................     7,111,574       368,537          7,961
  Operating expenses.......................................     8,032,317     1,509,587      1,348,388
  Federal income tax expense...............................     3,375,162     5,860,300      4,150,443
  Transfers to separate accounts, net......................    89,382,573    20,604,591        100,000
  Other, net...............................................    (3,114,956)   (5,190,253)      (334,678)
                                                             ------------   -----------   ------------
                                        Total Disbursements   104,786,670    23,152,762      5,272,114
                                                             ------------   -----------   ------------
                      Cash Provided by Operating Activities   248,402,284    54,244,590      6,128,394
                                                             ------------   -----------   ------------
By financing activities:
  Additional paid-in capital...............................            --            --    165,000,000
                                                             ------------   -----------   ------------
                      Cash Provided by Financing Activities            --            --    165,000,000
                                                             ------------   -----------   ------------
By investing activities:
  Sales and redemptions of bonds and stocks................    16,339,557    18,909,925        602,103
  Repayment of mortgage principal..........................       413,257       366,218        151,553
  Other, net...............................................           156         1,396         22,328
                                                             ------------   -----------   ------------
                      Cash Provided by Investing Activities    16,752,970    19,277,539        775,984
                                                             ------------   -----------   ------------
                                        TOTAL CASH PROVIDED   265,155,254    73,522,129    171,904,378
                                                             ------------   -----------   ------------
DISBURSEMENTS FOR NEW INVESTMENTS
Investments acquired:
  Bonds....................................................   236,390,025    50,478,719    154,950,254
  Mortgages................................................            --     2,000,000     18,400,000
                                                             ------------   -----------   ------------
                    TOTAL DISBURSEMENTS FOR NEW INVESTMENTS   236,390,025    52,478,719    173,350,254
                                                             ------------   -----------   ------------
                                INCREASE (DECREASE) IN CASH
                                 AND SHORT-TERM INVESTMENTS    28,765,229    21,043,410     (1,445,876)
                            CASH AND SHORT-TERM INVESTMENTS
                                       AT BEGINNING OF YEAR    27,141,880     6,098,470      7,544,346
                                                             ------------   -----------   ------------
                            CASH AND SHORT-TERM INVESTMENTS
                                             AT END OF YEAR  $ 55,907,109   $27,141,880   $  6,098,470
                                                             ============   ===========   ============

               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY
                 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND OPERATIONS

TIAA-CREF Life Insurance Company commenced operations as a legal reserve life insurance company under the insurance laws of the State of New York on December 18, 1996, under its former name, TIAA Life Insurance Company and changed its name to TIAA-CREF Life Insurance Company ("TIAA-CREF Life") on May 1, 1998. TIAA-CREF Life is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. ("Enterprises"), which is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. As of December 31, 2000, TIAA-CREF Life was licensed in 44 jurisdictions.

Effective December 18, 1996, TIAA-CREF Life entered into an indemnity reinsurance agreement with TIAA to reinsure a limited number of individual life insurance policies on a 50% coinsurance basis. Beginning in 1999, TIAA-CREF Life began issuing non-qualified annuity contracts with fixed and variable components. Beginning in 2000, TIAA-CREF Life began issuing fixed universal life contracts, individual long term care insurance contracts and funding agreements.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

TIAA-CREF Life's statutory-basis financial statements have been prepared on the basis of statutory accounting practices prescribed or permitted by the New York State Insurance Department ("Department"), a comprehensive basis of accounting that differs from accounting principles generally accepted in the United States ("GAAP"). (Refer to the separate section entitled "Accounting Principles Generally Accepted in the United States", within this note and Note 10--Codification.)

The preparation of TIAA-CREF Life's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by TIAA-CREF Life.

VALUATION OF INVESTMENTS: Bonds, mortgage loans and short-term investments (debt securities with maturities of one year or less at the time of acquisition) are generally stated at amortized cost. For loan-backed bonds and structured securities, amortized cost is determined using actual and anticipated cash flows under the retrospective method. Anticipated prepayments are based on life-to-date payment speeds, using historical cash flows and internal estimates. Separate account assets are stated at market value.

ACCOUNTING FOR INVESTMENTS: Investment transactions are accounted for as of the date the investments are settled (settlement date). Realized capital gains and losses on investment transactions are accounted for under the specific identification method.

POLICY AND CONTRACT RESERVES: Policy and contract reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial formulae. The reserves established utilize assumptions for interest (at an average rate of approximately 5.6%), mortality and other risks insured. Such reserves establish a sufficient provision for all contractual benefits guaranteed under policy and contract provisions.

ASSET VALUATION RESERVE: The Asset Valuation Reserve ("AVR"), which covers all invested asset classes, is an explicit liability reserve required by the National Association of Insurance Commissioners ("NAIC") and is intended to provide for potential future credit and equity losses. Formula calculations determine the required contribution amounts, and contributions to the AVR are reported as transfers from surplus.

INTEREST MAINTENANCE RESERVE: The Interest Maintenance Reserve ("IMR") is a liability reserve required by the NAIC which accumulates realized capital gains and losses resulting from interest rate fluctuations. Such capital gains and losses are amortized out of the IMR, under the grouped method of amortization, as an adjustment to net investment income over the remaining lives of the assets sold. All net capital gains on short-term investments were fully amortized out of the IMR by the end of each period presented. At December 31, 2000, the IMR Balance was negative, representing unamortized net capital losses. The balance was ($220,430) which is treated as an non-admitted asset.

FEDERAL INCOME TAXES: Effective January 1, 1998 TIAA-CREF Life began filing a consolidated federal income tax return with its qualifying affiliates. The tax sharing agreement follows the current reimbursement method, whereby members of the consolidated group are generally reimbursed for their losses on a pro-rata basis by other members of the group to the extent they have taxable income, subject to limitations imposed under the Internal Revenue Code. The federal income tax provisions in the accompanying statements of operations are based on taxes actually paid or anticipated to be paid under the tax sharing agreement.

                        TIAA-CREF LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES--(CONCLUDED)

Income before federal income taxes differs from taxable income principally due to policy acquisition costs and differences in reserves for policy and contract liabilities for tax and financial purposes. TIAA-CREF Life incurred a net capital loss of $573,000 for tax purposes in 2000. This loss will be carried forward to future tax years and will expire on December 31, 2005 if not offset against consolidated capital gains.

ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES: The Financial Accounting Standards Board ("FASB") requires that financial statements that are intended to be in conformity with GAAP should follow all applicable authoritative accounting pronouncements. As a result, TIAA-CREF Life cannot refer to financial statements prepared in accordance with statutory accounting practices as having been prepared in accordance with GAAP. The differences between accounting principles generally accepted in the United States and statutory accounting practices would have a material effect on TIAA-CREF Life's financial statements, and the primary differences can be summarized as follows. Under GAAP:

- The AVR is eliminated and valuation allowances are established as contra assets based on asset-specific analyses rather than the formula-based AVR being reflected as a liability reserve;

- The IMR is eliminated and realized gains and losses resulting from interest rate fluctuations are reported as a component of net income rather than being accumulated in and subsequently amortized out of the IMR;

- The "non-admitted" asset designation is not utilized;

- Policy acquisition costs are deferred and amortized over the lives of the policies issued rather than being charged to operations as incurred;

- Policy and contract reserves are based on estimates of expected mortality and interest rather than being based on statutory mortality and interest requirements;

- Long-term bond investments considered to be "available for sale" are carried at fair value rather than at amortized cost;

- Deferred tax assets and liabilities are determined based on the differences between the financial statement amounts and the tax bases of assets and liabilities rather than not being recognized.

Management believes that the effects of these differences would increase TIAA-CREF Life's total capital if GAAP were implemented.

RECLASSIFICATION: Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation.

NOTE 3--INVESTMENTS

SECURITIES INVESTMENTS: At December 31, 2000 and 1999, the carrying values (balance sheet amounts) and estimated market values of long-term bond investments, and the gross unrealized gains and losses with respect to such market values, are shown below:

                                                        GROSS         GROSS
                                         CARRYING     UNREALIZED    UNREALIZED     ESTIMATED
                                          VALUE         GAINS         LOSSES      MARKET VALUE
                                       ------------   ----------   ------------   ------------
December 31, 2000
-------------------------------------
U.S. Treasury securities and
  obligations of U.S government
  agencies and corporations..........  $ 12,090,889   $  690,469   $    (14,740)  $ 12,766,618
Corporate securities.................   318,820,203    5,959,959     (5,937,018)   318,843,144
Mortgage-backed securities...........    25,514,691       30,828       (360,378)    25,185,141
Asset-backed securities..............   115,018,298    1,822,137       (762,591)   116,077,844
                                       ------------   ----------   ------------   ------------
               Total.................  $471,444,081   $8,503,393   $ (7,074,727)  $472,872,747
                                       ============   ==========   ============   ============

                        TIAA-CREF LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(CONTINUED)

NOTE 3--INVESTMENTS--(CONTINUED)

                                                        GROSS         GROSS
                                         CARRYING     UNREALIZED    UNREALIZED     ESTIMATED
                                          VALUE         GAINS         LOSSES      MARKET VALUE
                                       ------------   ----------   ------------   ------------
December 31, 1999
-------------------------------------
U.S. Treasury securities and
  obligations of U.S government
  agencies and corporations..........  $ 11,706,305   $       --   $   (871,164)  $ 10,835,141
Corporate securities.................   143,027,045      140,663     (6,773,515)   136,394,193
Mortgage-backed securities...........    25,703,921           --     (2,373,932)    23,329,989
Asset-backed securities..............    71,271,489           --     (4,654,224)    66,617,265
                                       ------------   ----------   ------------   ------------
               Total.................  $251,708,760   $  140,663   $(14,672,835)  $237,176,588
                                       ============   ==========   ============   ============

Debt securities amounting to approximately $8,277,000 and $7,888,000 at December 31, 2000 and 1999, respectively, were on deposit with governmental authorities or trustees, as required by law.

The carrying values and estimated market values of long-term bond investments at December 31, 2000, by contractual maturity, are shown below:

                                                               CARRYING      ESTIMATED
                                                                VALUE       MARKET VALUE
                                                             ------------   ------------
Due after one year through five years......................  $151,584,210   $154,523,099
Due after five years through ten years.....................    72,519,342     72,350,634
Due after ten years........................................   106,807,540    104,736,029
                                                             ------------   ------------
                         Subtotal..........................   330,911,092    331,609,762
Mortgage-backed securities.................................    25,514,691     25,185,141
Asset-backed securities....................................   115,018,298    116,077,844
                                                             ------------   ------------
                           Total...........................  $471,444,081   $472,872,747
                                                             ============   ============

Bonds not due at a single maturity date have been included in the preceding table based on the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, although prepayment premiums may be applicable.

At December 31, 2000 and 1999, the carrying values of long-term bond investments were diversified by industry classification as follows:

                                                             2000    1999
                                                             -----   -----
Manufacturing..............................................   23.2%   32.4%
Finance and financial services.............................   16.3    12.7
Asset-backed securities....................................   16.1    19.8
Commercial mortgage-backed securities......................    8.3     8.5
Public utilities...........................................    5.7     2.0
Mortgage-backed securities.................................    5.4    10.2
Communication..............................................    5.0      --
Government.................................................    4.0     4.7
Oil and gas................................................    3.7     3.9
Retail and wholesale trade.................................    2.6     3.9
Other......................................................    9.7     1.9
                                                             -----   -----
                           Total...........................  100.0%  100.0%
                                                             =====   =====

MORTGAGE LOAN INVESTMENTS: TIAA-CREF Life makes mortgage loans that are principally collateralized by commercial real estate. TIAA-CREF Life's mortgage underwriting standards generally result in first mortgage liens on completed income-producing properties for which the loan-to-value ratio at the time of closing generally ranges between 65% and 75%. TIAA-CREF Life employs a system to monitor

                        TIAA-CREF LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(CONTINUED)

NOTE 3--INVESTMENTS--(CONCLUDED)

the effects of current and expected market conditions and other factors on the collectability of mortgage loans. This system is utilized to identify and quantify any permanent impairments in value (none had been identified as of December 31, 2000).

The mortgage loan investments outstanding at December 31, 2000 are primarily collateralized by shopping centers (67.9%), and apartments (32.1%) and are primarily located in the South Atlantic (67.9%) and East North Central (32.1%) regions of the United States.

At December 31, 2000, the contractual maturity schedule of mortgage loans is shown below:

                                                             CARRYING VALUE
                                                             --------------
Due in one year or less....................................   $   444,129
Due after one year through five years......................     2,134,176
Due after five years through ten years.....................    18,347,414
Due after ten years........................................     7,780,162
                                                              -----------
                           Total...........................   $28,705,881
                                                              ===========

ASSET VALUATION RESERVE: The AVR balances at December 31, 2000 and 1999 were comprised of the following asset-specific reserves:

                                                                2000         1999
                                                             ----------   ----------
Bonds......................................................  $1,179,713   $  614,364
Mortgages..................................................     582,678      447,030
                                                             ----------   ----------
                           Total...........................  $1,762,391   $1,061,394
                                                             ==========   ==========

NOTE 4--INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES

NET INVESTMENT INCOME: For the years ended December 31, 2000, 1999 and 1998, the components of net investment income were as follows:

                                          2000          1999          1998
                                       -----------   -----------   -----------
GROSS INVESTMENT INCOME:
  Bonds..............................  $23,538,859   $15,597,349   $ 8,564,192
  Mortgages..........................    2,062,238     2,053,110       881,292
  Cash and short-term investments....    1,657,009     1,143,214     3,963,348
  Other..............................     (870,195)      287,700            --
                                       -----------   -----------   -----------
                Total................   26,387,911    19,081,373    13,408,832
Less investment expenses.............   (1,013,981)     (194,176)     (128,217)
                                       -----------   -----------   -----------
Net investment income before
  amortization of IMR................   25,373,930    18,887,197    13,280,615
Amortization of IMR..................      (35,842)        6,758        14,513
                                       -----------   -----------   -----------
Net investment income................  $25,338,088   $18,893,955   $13,295,128
                                       ===========   ===========   ===========

                        TIAA-CREF LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4--INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES--(CONTINUED)
REALIZED CAPITAL GAINS AND LOSSES: For the years ended December 31, 2000, 1999 and 1998, the net realized capital gains (losses) on sales and redemptions of investments were as follows:

                                         2000        1999      1998
                                       ---------   --------   -------
Bonds................................  $(572,925)  $187,504   $    --
Short-term investments...............        156      1,396    22,328
                                       ---------   --------   -------
Total realized gains (losses) before
  capital gains tax..................   (572,769)   188,900    22,328
Capital gains tax (expense)
  benefit............................    200,469    (66,115)   (7,815)
                                       ---------   --------   -------
               Total.................  $(372,300)  $122,785   $14,513
                                       =========   ========   =======

NOTE 5-- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of financial instruments presented in the following tables have been determined by TIAA-CREF Life using market information available as of December 31, 2000 and 1999 and appropriate valuation methodologies. However, considerable judgement is necessarily required to interpret market data in developing the estimates of fair value for financial instruments for which there are no available market value quotations. The estimates presented are not necessarily indicative of the amounts TIAA-CREF Life could have realized in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                               CARRYING      ESTIMATED
                                                                VALUE        FAIR VALUE
                                                             ------------   ------------
December 31, 2000
-----------------------------------------------------------
Assets
  Bonds....................................................  $471,444,081   $472,872,747
  Mortgages................................................    28,705,881     28,379,371
  Cash and short-term investments..........................    55,907,109     55,907,109
  Separate account seed money investment...................       452,821        452,821
Liabilities
  Personal Annuity Select-Fixed Account....................   171,038,864    171,038,864
  Funding Agreements.......................................   110,640,584    110,640,584

                                                               CARRYING      ESTIMATED
                                                                VALUE        FAIR VALUE
                                                             ------------   ------------
December 31, 2000
-----------------------------------------------------------
Assets
  Bonds....................................................  $251,708,760   $237,176,588
  Mortgages................................................    29,119,139     27,009,740
  Cash and short-term investments..........................    27,141,880     27,141,880
  Separate account seed money investment...................       127,022        127,022
Liabilities
  Personal Annuity Select-Fixed Account....................    38,909,874     38,909,874

BONDS: The fair values for publicly traded long-term bond investments are determined using quoted market prices. For privately placed long-term bond investments without a readily ascertainable market value, such values are determined with the assistance of an independent pricing service utilizing a discounted cash flow methodology based on coupon rates, maturity provisions and assigned credit ratings.

                        TIAA-CREF LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5-- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS--(CONCLUDED) The aggregate carrying values and estimated fair values of publicly traded and privately placed bonds at December 31, 2000 and 1999 are as follows:

                                                  2000                          1999
                                       ---------------------------   ---------------------------
                                         CARRYING      ESTIMATED       CARRYING      ESTIMATED
                                          VALUE        FAIR VALUE       VALUE        FAIR VALUE
                                       ------------   ------------   ------------   ------------
Publicly traded bonds................  $356,569,668   $355,612,007   $217,617,100   $205,094,804
Privately placed bonds...............   114,874,413    117,260,740     34,091,660     32,081,784
                                       ------------   ------------   ------------   ------------
               Total.................  $471,444,081   $472,872,747   $251,708,760   $237,176,588
                                       ============   ============   ============   ============

MORTGAGES: The fair values of mortgages are determined with the assistance of an independent pricing service utilizing a discounted cash flow methodology based on coupon rates, maturity provisions and assigned credit ratings.

CASH AND SHORT-TERM INVESTMENTS AND SEPARATE ACCOUNT SEED MONEY INVESTMENT: The carrying values are reasonable estimates of their fair values.

PERSONAL ANNUITY SELECT--FIXED ACCOUNT: The carrying values of the liabilities are reasonable estimates of their fair values.

INSURANCE AND ANNUITY CONTRACTS: TIAA-CREF Life's insurance and annuity contracts, other than the Personal Annuity Select contract disclosed above, entail mortality risks and are, therefore, exempt from the fair value disclosure requirements related to financial instruments.

FUNDING AGREEMENTS: The carrying values of the liabilities are reasonable estimates of their fair values.

NOTE 6--MANAGEMENT AGREEMENTS

The majority of services for the operation of TIAA-CREF Life are provided, at cost, by TIAA pursuant to a Service Agreement. Expense reimbursement payments under the Service Agreement are made quarterly by TIAA-CREF Life to TIAA based on TIAA's costs for providing such services. TIAA-CREF Life also reimburses TIAA on a quarterly basis for certain investment management services, at cost, as per the terms of an Investment Management Agreement.

NOTE 7--ANNUITY RESERVES AND DEPOSIT LIABILITIES

At December 31, 2000 and 1999, TIAA-CREF Life's general account annuity reserves and deposit liabilities are summarized as follows:

                                                2000                    1999
                                       ----------------------   ---------------------
                                          AMOUNT      PERCENT     AMOUNT      PERCENT
                                       ------------   -------   -----------   -------
Subject to discretionary withdrawal:
  At book value without adjustment...  $281,991,501     99.5%   $39,186,814    100.0%
  At market value....................            --       --             --       --
Not subject to discretionary
  withdrawal.........................     1,512,595      0.5         14,118      0.0
                                       ------------    -----    -----------    -----
Total annuity reserves and deposit
  liabilities........................   283,504,096    100.0%    39,200,932    100.0%
                                                       =====                   =====
Reconciliation to total policy and
  contract reserves shown on the
  balance sheets:
  Reserves on other life policies and
     contracts.......................       101,547                  83,928
  Reserves on accident and health
     policies........................       781,100                      --
                                       ------------             -----------
Total policy and contract reserves...  $284,386,743             $39,284,860
                                       ============             ===========

                        TIAA-CREF LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(CONCLUDED)

NOTE 8--SEPARATE ACCOUNT

TIAA-CREF Life Separate Account VA-1 ("VA-1") is a unit investment trust with all of its assets invested in an underlying portfolio of mutual funds, TIAA-CREF Life Funds. Currently, TIAA-CREF Life Funds have five investment portfolios, the Growth Equity Fund, Growth and Income Fund, International Equity Fund, Stock Index Fund and Social Choice Equity Fund. VA-1 was established on July 22, 1998 and received a $100,000 seed money investment from TIAA-CREF Life on December 1, 1998 and $400,000 on February 29, 2000. The value of the seed money investment at December 31, 2000 and 1999 was approximately $452,822 and $127,022, respectively.

The balance sheet captions for separate account assets and liabilities (which include participant account values) are stated at market value. The separate account's operating results are reflected in the changes to these assets and liabilities. Total separate account premiums were approximately $83,541,566 for 2000, $20,407,270 for 1999 and $0 for 1998. Total separate account net transfers from other accounts were approximately $8,871,050 for 2000, $532,628 for 1999 and $0 for 1998. Annuities offered through VA-1 include a nominal guaranteed minimum death benefit. The account offers full or partial withdrawal at market value with no surrender charge.

NOTE 9--CONTINGENCIES

It is the opinion of management that any liabilities which might arise from litigation, state guaranty fund assessments, and other matters, over and above amounts already provided for in the financial statements, are not considered material in relation to TIAA-CREF Life's financial position or the results of its operations.

NOTE 10--CODIFICATION

The NAIC revised its Accounting Practices and Procedures Manual (the "Manual") with a process referred to as Codification. The revised Manual will be effective January 1, 2001. The Department has adopted the provisions of the Manual with certain exceptions where there is a conflict with New York Insurance Law. The Manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that TIAA-CREF Life uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the Manual will be reported as an adjustment to surplus as of January 1, 2001. Management believes that the cumulative net impact of these changes will not result in a material change in TIAA-CREF Life's statutory-basis capital and surplus upon adoption of the Manual.

PART C - OTHER INFORMATION

ITEM 24.       FINANCIAL STATEMENTS AND EXHIBITS

        (a) Financial Statements

        Part A: None

        Part B: Includes the following financial statements of the Separate Account and TIAA- CREF Life Insurance Company:


        TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
        Audited Financial Statements
          December 31, 2000:...........................................................
               Report of Management Responsibility.....................................     B-8
               Report of Independent Auditors..........................................     B-9
               Statement of Assets and Liabilities.....................................     B-10
               Statement of Operations.................................................     B-11
               Statements of Changes in Net Assets.....................................     B-12
               Notes to Financial Statements...........................................     B-13

        TIAA-CREF LIFE INSURANCE COMPANY
        Audited Statutory-Basis Financial Statements
          December 31, 2000, 1999 and 1998:

               Chairman's Letter.......................................................     B-16
               Report of Management Responsibility.....................................     B-17
               Report of the Audit Committee...........................................     B-18
               Report of Independent Auditors..........................................     B-19
               Balance Sheets..........................................................     B-20
               Statements of Operations................................................     B-21
               Statement of Changes in Capital and Surplus.............................     B-22
               Statements of Cash Flows................................................     B-23
               Notes to Statutory-Basis Financial Statements...........................     B-24


        (b)    Exhibits
               (1) Resolutions of the Board of Directors of TIAA-CREF Life establishing the Registrant 1/
                                                  -
               (2)    None
               (3)    (A)    Distribution Agreement by and among TIAA-CREF Life,
                             TIAA-CREF Life on behalf of the Registrant, and
                             Teachers Personal Investors Services, Inc. (TPIS)
                             2/
                             -
                      (B)    Selling Agreement between TPIS and TIAA-CREF
                             Individual and Institutional Services, Inc. and
                             Amendment thereto 1/
                                               -

               (4)    Forms of TIAA-CREF Life Single Premium Immediate Annuity
                      (SPIA) Contracts
                      (A)    One-Life Immediate Annuity contract 3/
                      (B)    Two-Life Immediate Annuity contract 3/
                      (C)    Fixed Period Immediate Annuity contract 3/
               (5)    Forms of Application for the SPIA Contracts*
               (6)    (A)    Charter of TIAA-CREF Life 2/
                      (B)    Bylaws of TIAA-CREF Life 2/
               (7)    None
               (8) Participation/Distribution Agreement with TIAA-CREF Life Funds 2/
               (9)    Consent of Charles H. Stamm, Esquire *
               (10)   (A)  Consent of Sutherland Asbill & Brennan LLP *
                      (B)  Consent of Ernst & Young LLP*
               (11)   None
               (12)   None

               (13)   Schedule of Computation of Performance Information *

               (14)   Financial Data Schedule - not required



*       Filed herewith.


1 Previously filed as part of the initial filing of the Registration Statement on Form N-4 for the Personal Annuity Select variable annuity contracts, dated August 18, 1998 (File No. 333-61761).

2 Previously filed as part of the Pre-Effective Amendments Nos. 1 and 2 to the Registration Statement on Form N-4 for the Personal Annuity Select variable annuity contracts, dated December 7, 1998 and December 22, 1998, respectively (File No. 333-61761).

3 Previously filed as part of the initial filing of the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts, dated September 22, 2000 (File No. 333-46414).

ITEM 25.       DIRECTORS AND OFFICERS OF THE DEPOSITOR.


Name and Principal Business Address                   Positions and Offices with the Depositor
-----------------------------------                   ----------------------------------------
Scott C. Evans                                        Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Dennis D. Foley                                       Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Martin E. Galt, III                                   Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Richard L. Gibbs                                      Director, Executive Vice President and
TIAA-CREF Life Insurance Company                      Chief Financial Officer
730 Third Avenue
New York, New York  10017-3206

Don W. Harrell                                        Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Larry D. Hershberger                                  Director and Senior Vice President
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Matina S. Horner                                      Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Martin L. Leibowitz                                   Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Name and Principal Business Address                   Positions and Offices with the Depositor
-----------------------------------                   ----------------------------------------
Bertram L. Scott                                      Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

John A. Somers                                        Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Charles H. Stamm                                      Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Mary Ann Werner                                       Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Richard J. Adamski                                    Vice President and Treasurer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Morlee Miller                                         Chief Administrative Officer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Michael T. O'Kane                                     Chief Investment Officer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Gary Chinery                                          Assistant Treasurer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Kathy VanNoy-Pineda                                   Director, Compliance
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Name and Principal Business Address                   Positions and Offices with the Depositor
-----------------------------------                   ----------------------------------------
Roderic Eaton                                         Assistant Investment Officer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Harry Klaristenfeld                                   Appointed Actuary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Edwin Betz                                            Illustration Actuary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Matthew Daitch                                        Assistant Actuary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Mark L. Serlen                                        Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Benjamin Leiser                                       Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Bruce Wallach                                         Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Roger Vellekamp                                       Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Edward J. Leahy                                       Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

               TIAA-CREF Life Insurance Company, the depositor, is a direct wholly-owned subsidiary of TIAA-CREF Enterprises, Inc., a direct wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). The following companies are subsidiaries of TIAA and are included in the consolidated financial statements of TIAA. All TIAA subsidiary companies are Delaware corporations, except as indicated.



BT Properties, Inc.                                     Teachers Pennsylvania Realty, Inc.
College Credit Trust                                    Teachers Personal Investors Services, Inc.
DAN Properties, Inc.                                    Teachers Properties, Inc.
ETC Repackaging, Inc.                                   Teachers REA, LLC
Illinois Teachers Properties, LLC                       Teachers REA II, LLC
JV Florida One, Inc.                                    Teachers REA III, LLC
JV Florida Four, Inc.                                   Teachers REA IV, LLC
JV Georgia One, Inc.                                    Teachers Realty Corporation
JV Michigan Three, Inc.                                 Teachers West, LLC
JV Minnesota One, Inc.                                  TEO-NP, LLC
JV North Carolina One, Inc.                             TIAA European Funding Trust
JWL Properties, Inc.                                    TIAA Lakepointe, LLC
Liberty Place Retail, Inc.                              TIAA SF One, LLC
Liberty Place Retail II, Inc.                           TIAA Realty, Inc.
Light St. Partners, LLP                                 TIAA Retail Commercial, LLC
Macallister Holdings, Inc.                              TIAA Tri-State, LLC
M.O.A. Enterprises, Inc.                                TIAA Timberlands I, LLC
MOA Investors I, Inc.                                   TIAA Timberlands II, LLC
NCDC Funding, LLC                                       TIAA-CREF Enterprises, Inc.
ND Properties, Inc.                                     TIAA-CREF Individual & Institutional
OWP Hawaii, LLC                                         Services, Inc.
Rouse-Teachers Holding Company                          TIAA-CREF Investment Management, LLC
Savannah Teachers Properties, Inc.                      TIAA-CREF Life Insurance Company
T114 Properties, Inc.                                   TIAA-CREF Trust Company, FSB
T-Investment Properties Corp.                           TIAA-CREF Tuition Financing, Inc.
T-Land Corp.                                            TIAA-Fund Equities, Inc.
TCT Holdings, Inc.                                      TPI Housing, Inc.
Teachers Advisors, Inc.                                 Washington Teachers Properties II, Inc.
Teachers Boca Properties II, Inc.                       WRC Properties, Inc.
Teachers Boca Properties III, Inc.                      730 Texas Forest Holdings, Inc.
Teachers Mayflower, LLC                                 485 Properties, LLC
Teachers Michigan Properties, Inc.

Subsidiaries of Teachers Properties, Inc.:
Rouse-Teachers Holding Company
Rouse-Teachers Land Holdings, Inc.

1)      All subsidiaries are Delaware corporations except as follows:
        A)     Pennsylvania non-stock, non-profit corporations:
               Liberty Place Retail, Inc.
               Teachers Pennsylvania Realty, Inc.
               Teachers Realty Corporation
        B)     College Credit Trust, a New York Trust
        C)     TIAA-CREF Life Insurance Company is a New York Corporation
        D)     TIAA-CREF Trust Company, FSB is a Federal Savings Bank
        E)     TIAA European Funding Trust, a Delaware Trust
        F)     Teachers Realty, Inc., a Real Estate Investment Trust
        G)     Light St. Partners, LLP, a Maryland Limited Liability Partnership
        H)     Rouse-Teachers Holding Company, a Nevada Corporation

2)      All subsidiaries are 100% owned directly by TIAA, except as follows:
        A) TIAA-CREF Enterprises, Inc. owns 100% of the stock of Teachers Advisors, Inc., Teachers Personal Investors Services, Inc., TIAA-CREF Life Insurance Company, TIAA-CREF Tuition Financing, Inc. and TCT Holdings, Inc.
        B)     TIAA-CREF Trust Company, FSB is 100% owned by TCT Holdings, Inc.
        C)     TPI Housing, Inc. is 100% owned by Teachers Properties, Inc.

(3) All subsidiaries have as their sole purpose the ownership of investments which could, pursuant to New York State Insurance Law, be owned by TIAA itself, except the following:
        A) Teachers Advisors, Inc., which provides investment advice for the Registrant and others.
        B) Teachers Personal Investors Services, Inc., which provides broker-dealer services for the Registrant and others.
        C) TIAA-CREF Investment Management, LLC, which provides investment advice for College Retirement Equities Fund.
        D) TIAA-CREF Individual & Institutional Services, Inc., which provides broker-dealer and administrative services for College Retirement Equities Fund.
        E) TCT Holdings, Inc., which is a unitary thrift holding company, was formed for the sole purpose of holding stock of a federal chartered savings bank.
        F) TIAA-CREF Life Insurance Company, which is a subsidiary life insurance company of TIAA, is licensed under the State of New York to market certain life insurance products not currently offered by TIAA.
        G) TIAA-CREF Trust Company, FSB which is a federal chartered savings bank.
        H) TIAA-CREF Tuition Financing, Inc. which was formed to administer tuition assistance plans.

ITEM 27.       NUMBER OF CONTRACTOWNERS

        There currently are no owners of contracts of the class offered by this Registration Statement.

ITEM 28.       INDEMNIFICATION

        The TIAA-CREF Life bylaws provide that TIAA-CREF Life will indemnify, in the manner and to the fullest extent permitted by law, each person made or threatened to be made a party to any action, suit or proceeding, whether or not by or in the right of TIAA-CREF Life, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of TIAA- CREF Life, or is or was serving at the request of TIAA-CREF Life as director, officer or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director, officer or employee acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture trust, employee benefit plan or other enterprise, not opposed to, the best interests of TIAA-CREF Life and in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. To the fullest extent permitted by law such indemnification shall include judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees. No payment of indemnification, advance or allowance under the foregoing provisions shall be made unless a notice shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days prior to such payment specifying the persons to be paid, the amounts to be paid, the manner in which payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29.       PRINCIPAL UNDERWRITERS

        (a) Teachers Personal Investors Service, Inc. ("TPIS"), acts as principal underwriter for Registrant, TIAA Separate Account VA-1, TIAA-CREF Life Funds, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds.

        (b) The officers of TPIS and their positions and offices with TPIS and the Registrant are listed in Schedule A of Form BD as currently on file with the Commission (File No. 8- 47051), the text of which is hereby incorporated by reference.

        (c)    Not Applicable.

ITEM 30.       LOCATION OF ACCOUNTS AND RECORDS

        All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant's home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 750 Third Avenue and 485 Lexington Avenue, both in New York, New York 10017. In addition, certain duplicated records are maintained at Pierce Leahy Archives, 64 Leone Lane, Chester, New York 10918.


ITEM 31.       MANAGEMENT SERVICES

        Not Applicable.


ITEM 32.       UNDERTAKINGS AND REPRESENTATIONS

        (a) The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

        (b) The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

        (c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

        (d) TIAA-CREF Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by TIAA-CREF Life.

                                   SIGNATURES


               As required by the Securities Act of 1933 and the Investment Company Act of 1940, TIAA-CREF Life Separate Account VA-1 certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf, in the City of New York and State of New York on the 30th day of April, 2001.



                        TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

                               By:     TIAA-CREF Life Insurance Company
                                       (On behalf of the Registrant and itself)


                                       By:     /s/ Bertram L. Scott
                                              -----------------------------
                                       Name:  Bertram L. Scott
                                       Title: Chairman, President and
                                              Chief Executive Officer



               As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                      Title                                  Date
---------                      -----                                  ----
 /s/ Bertram L. Scott          Chairman, President and Chief          4/30/01
---------------------          Executive Officer (Principal
Bertram L. Scott               Executive Officer) and Director



 /s/ Richard L. Gibbs          Executive Vice President and Chief     4/30/01
---------------------          Financial Officer (Principal
Richard L. Gibbs               Financial and Accounting Officer)
                               and Director

Signature of Director                Date         Signature of Director               Date
---------------------                ----         ---------------------               ----

 /s/ Scott C. Evans                 4/30/01        /s/ Martin L. Leibowitz           4/30/01
-------------------                               ------------------------
Scott C. Evans                                    Martin L. Leibowitz


 /s/ Dennis D. Foley                4/30/01        /s/ Bertram L. Scott              4/30/01
--------------------                              ---------------------
Dennis D. Foley                                   Bertram L. Scott


 /s/ Martin E. Galt, III            4/30/01        /s/ John A. Somers                4/30/01
------------------------                          -------------------
Martin E. Galt, III                               John A. Somers


 /s/ Richard L. Gibbs               4/30/01        /s/ Charles H. Stamm              4/30/01
---------------------                             ---------------------
Richard L. Gibbs                                  Charles H. Stamm


 /s/ Don W. Harrell                 4/30/01        /s/ Mary Ann Werner               4/30/01
-------------------                               --------------------
Don W. Harrell                                    Mary Ann Werner


 /s/ Larry D. Hershberger           4/30/01        /s/ James A. Wolf                 4/30/01
-------------------------                         ------------------
Larry D. Hershberger                              James A. Wolf


 /s/ Matina S. Horner               4/30/01
---------------------
Matina S. Horner

                                  EXHIBIT INDEX
                                  --------------

        (5)    Forms of Application for the SPIA Contracts
        (9)    Consent of Charles H. Stamm, Esquire
        (10)   (A)  Consent of Sutherland Asbill & Brennan LLP
               (B)  Consent of Ernst & Young LLP
        (13)   Schedule of Computation of Performance Information